2008 ANNUAL REPORT


Received SEC
MAR 2 5 2009

ROBERT HALF INTERNATIONAL

A Global Leader in Professional Services Since 1948

ABOUT ROBERT HALF

Robert Half International (RHI) pioneered the concept of professional staffing services more than 60 years ago. Robert Half is traded on the New York Stock Exchange (symbol: RHI) and is a member of the widely tracked S&P 500 index.

PROFESSIONAL STAFFING SERVICES

Robert Half was the first staffing firm to specialize in the placement of accounting, finance and information technology professionals. We now have staffing operations in more than 360 locations in 21 countries. Our specialized staffing divisions include: Accountemps®, Robert Half® Finance & Accounting and Robert Half® Management Resources, for temporary, full-time and senior-level project professionals, respectively, in the fields of accounting and finance; OfficeTeam®, for highly skilled temporary administrative support personnel; Robert Half® Technology, for information technology professionals; Robert Half® Legal, for legal personnel; and The Creative Group®, for advertising, marketing and web design professionals.

Companies depend on Robert Half for highly skilled talent, and candidates turn to us for the most rewarding project and full-time employment opportunities. The range of positions in which we specialize includes:

ACCOUNTING AND FINANCE — Bookkeeper to senior accountant to chief financial officer

INFORMATION TECHNOLOGY — Network administrator to IT security specialist to chief technology officer

ADMINISTRATIVE SUPPORT — Executive and administrative assistant to receptionist to customer service representative

LEGAL — Attorney to paralegal to legal secretary and other legal support specialists

CREATIVE — Graphic artist to website designer to interactive strategist to marketing manager

BUSINESS CONSULTING AND INTERNAL AUDIT

Robert Half International also is the parent company of Protiviti®, a global business consulting and internal audit firm composed of experts specializing in risk, advisory and transaction services. The firm helps solve problems in finance and transactions, operations, technology, litigation, governance, risk and compliance. Protiviti's highly trained, results-oriented professionals provide a unique perspective on a wide range of critical business issues for clients in the Americas, the Asia-Pacific region, Europe and the Middle East.



SELECTED FINANCIAL DATA

(in millions, except per share amounts)

Years ended December 31,	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
INCOME STATEMENT DATA:											
Net service revenues	$ 4,600.6	$ 4,645.7	$ 4,013.5	$ 3,338.4	$ 2,675.7	$ 1,975.0	$ 1,905.0	$ 2,452.9	$ 2,699.3	$ 2,081.3	$ 1,793.0
Net income	$ 250.2	$ 296.2	$ 283.2	$ 237.9	$ 140.6	$ 6.4	$ 2.2	$ 121.1	$ 186.1	$ 141.4	$ 131.6
Diluted net income per share	$ 1.63	$ 1.81	$ 1.65	$ 1.36	$ .79	$ .04	$ .01	$ .67	$ 1.00	$ .77	$ .69
Diluted shares	153.3	163.5	171.7	174.4	176.9	173.2	177.8	181.5	186.1	184.6	189.6
CASH FLOW DATA:											
Net cash flows provided by operating activities	$ 447.1	$ 411.2	$ 376.2	$ 327.5	$ 161.8	$ 112.8	$ 161.2	$ 275.8	$ 267.1	$ 157.3	$ 189.1
Capital expenditures	$ 73.4	$ 83.8	$ 80.4	$ 61.8	$ 32.9	$ 36.8	$ 47.4	$ 84.7	$ 74.0	$ 52.6	$ 67.2
BALANCE SHEET DATA AT YEAR-END:											
Total assets	$ 1,411.9	$ 1,450.3	$ 1,459.0	$ 1,318.7	$ 1,198.7	$ 985.6	$ 938.0	$ 994.2	$ 971.0	$ 777.2	$ 703.7
Debt financing	$ 2.0	$ 4.1	$ 4.2	$ 3.1	$ 2.3	$ 2.4	$ 2.5	$ 2.7	$ 3.8	$ 3.5	$ 4.7
Stockholders' equity	$ 983.9	$ 984.0	$ 1,042.7	$ 970.9	$ 911.9	$ 788.7	$ 745.0	$ 805.7	$ 718.5	$ 576.1	$ 522.5

All shares and per share amounts have been restated retroactively to reflect the two-for-one stock split effected in the form of a stock dividend in June 2000.

REVENUES
(in millions)


$5,000
$4,000
$3,000
$2,000
$1,000
0
98 99 00 01 02 03 04 05 06 07 08

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
(in millions)


$500
$400
$300
$200
$100
0
98 99 00 01 02 03 04 05 06 07 08

TO OUR STOCKHOLDERS

The global financial crisis made 2008 one of the most challenging years in the company's 60-year history. All of our business units felt its effects, especially later in the year as conditions worsened.

Revenues in 2008 totaled $4.6 billion, down 1 percent from the prior year. Net income of $250.2 million declined 16 percent from 2007. Diluted net income per share slipped 10 percent to $1.63, on 6 percent fewer average shares outstanding.

Economic activity has continued to lose momentum since the current U.S. recession officially began in December 2007. Gross domestic product (GDP) in the first two quarters of 2008 grew at modest annual rates of 0.9 percent and 2.8 percent, respectively. Those increases were followed by contractions of 0.5 percent in the third quarter and 6.2 percent in the final three months of the year. The fourth quarter's steep decline was the fastest rate of GDP decrease since 1982.

Downward trends in labor markets generally reflected the weakening global economy. In the United States, the unemployment rate jumped from 4.8 percent in February 2008 to 8.1 percent a year later. Since the recession began, nonfarm payroll employment has declined by about 4.4 million jobs. More than half of that decrease occurred in the last four months.

Our business in 2008 mirrored economic and labor market conditions. During the first half of the year, revenues and net income from staffing operations were at near-record levels. Revenues in the third and, especially, fourth quarter slowed as companies dramatically cut back on hiring. While net income in those periods decreased, we were able to limit the decline through aggressive cost management.

Global economic conditions remain unsettled, but we believe we have effective assets to employ in meeting future challenges. We are market leaders in the professional disciplines we serve. And we have the resources needed to strengthen our position, particularly against smaller, less-established competitors. We serve a diverse client base of primarily small to midsize companies and have no disproportionate customer or industry concentration. We have a strong financial position with ample cash and essentially no debt. Most important, we have an experienced field management team that has led the firm successfully through past downturns. We are confident in their abilities.

FINANCIAL CONDITION

In 2008, Robert Half International again demonstrated its ability to generate cash. Full-year cash provided by operating activities increased to $447 million from $411 million in the prior year. After deducting funds used in investing activities, free cash flow grew to $352 million from $295 million in 2007. On an interim basis, operating cash flows showed solid year-to-year gains throughout the year, especially the last two quarters, when revenues and net income comparisons softened.

Robert Half International is not a capital-intensive business. Capital expenditures in 2008 were $73.4 million, which was less than expected. We moderated our spending when it became clear the economy was slowing. Last year's outlays were equivalent to 1.6 percent of revenues, slightly below the prior five-year average of 1.7 percent. Spending was focused primarily on enhancing our information technology capabilities. We upgraded our PeopleSoft system, which should increase efficiencies in our front- and back-office systems. We also improved web-based applications with the aim of better serving our clients and candidates. Looking ahead, we are approaching capital spending in a fiscally prudent manner, given the current uncertain economy.

We returned the bulk of last year's $352 million in free cash flow to shareholders through share repurchases and cash dividends. In 2008, we purchased 9.4 million of our shares for $203 million under our latest board authorizations. The share repurchases continued a long-standing program that began in 1997. Since then, we have used $1.7 billion of internally generated funds to acquire a total of 68.2 million shares in open-market transactions.

Last year, we paid a $0.11 per share quarterly cash dividend. Those distributions consumed $69 million in cash. Our board recently voted to increase the quarterly cash dividend to $0.12 per share. The board initiated a quarterly dividend in 2004 at $0.06 per share and has increased the payout in each of the succeeding five years.

We made no acquisitions last year. That is consistent with our stated preference for growing the business organically. We continue to believe that there is an opportunity to expand our professional staffing operations and Protiviti. It is our view that well-managed organic growth carries less risk than does expansion through acquisitions. That does not mean we have ruled out acquisitions; instead, it means we remain selective. We are open to acquiring proven businesses that allow us to diversify and that fit our culture. In particular, we are attracted to companies with compatible service offerings we can expand through our network.

Our balance sheet is solid. We did not spend all of the cash we generated in 2008. The year-end cash balance increased to $355 million from $310 million 12 months earlier. We remain virtually debt free. While our business requires few fixed assets, the importance of accounts receivable does impart a working capital intensity to the business. Last year ended with receivables of $485 million, representing more than a third of $1.4 billion in total assets. Each year, we fill hundreds of thousands of job orders to place temporary and full-time workers for tens of thousands of customers. Ensuring timely collection of associated receivables requires a strong focus, especially in this economic environment. We have seen no meaningful change in the aging or collection period of receivables as reflected by the average days sales outstanding (DSO) measure.

DIVISIONAL HIGHLIGHTS

Robert Half International pioneered recruitment in the accounting and finance specialties more than 60 years ago. Our three accounting and finance staffing divisions remain the backbone of the company, producing more than 60 percent of total revenues.

ACCOUNTEMPS is our largest division, with 2008 revenues of $1.74 billion, or 38 percent of the total. This unit's revenues were virtually flat compared to those of the prior year. Like our other divisions, its business declined as the year progressed, with the fourth quarter being the weakest.

ROBERT HALF MANAGEMENT RESOURCES revenues last year totaled $626 million, or 14 percent of the total and a 1 percent gain over the prior year. This unit focuses on high-level accounting and finance engagements. It imparts flexibility to our U.S. business model by deploying Protiviti resources to Robert Half Management Resources assignments where appropriate.

ROBERT HALF FINANCE & ACCOUNTING, our original business, provides specialized permanent placement services. Last year's revenues of $427 million represented 9 percent of the total and declined 4 percent for the year. Over time, this business has shown itself to be the most sensitive to swings in the economy. This unit was negatively affected by deteriorating labor market conditions in the latter half of 2008. In fact, the pace of permanent placement decline has been much more rapid than in earlier downturns.

OFFICETEAM is our administrative staffing unit. Revenues of $828 million were 18 percent of the total and fell 4 percent from 2007. This division saw sequential quarterly revenue declines in 2008. That performance was consistent with prior downturns in which administrative jobs felt the effects of softening hiring demand earlier than other disciplines.

ROBERT HALF TECHNOLOGY showed a modest revenue gain last year. Its revenues of $437 million were 3 percent ahead of the prior year and accounted for 9 percent of the total. Demand for help desk and technical support positions was soft. However, the staffing needs in technical development and programming held up relatively well, partly due to the project nature of the work, much of which is aimed at cost savings. Rather than halt work, many clients opted to continue funding projects that could be justified by eventual cost savings.

INTERNATIONAL STAFFING revenues of $1.16 billion were 29 percent of the staffing total. Last year was the first time our annual international staffing revenues exceeded $1 billion. A portion of the 17 percent year-to-year gain came from the effects of translating stronger foreign currencies into U.S. dollars. The constant currency increase was 14 percent. Growth in non-U.S. operations was robust in the first half of the year, but revenues slowed in the third quarter as world markets began to feel the effects of the U.S. slowdown. The United Kingdom has been hit especially hard. Our business in this competitive market is driven more by financial services than elsewhere in our network. On the European continent, we saw modest full-year constant currency gains in Belgium, Germany and France. Economic conditions in the Asia-Pacific region, where our overseas presence is the smallest, have weakened. We now have staffing operations in 110 locations in 20 countries outside the United States.

PROTIVITI

Protiviti was launched in 2002 and has become an important addition to our business. Its revenues last year were $547 million, little changed from the prior year and 12 percent of the total. Protiviti's international revenues accounted for 30 percent of the total. Its non-U.S. revenues increased 13 percent while domestic revenues declined modestly. In Protiviti's relatively short existence, it has created a respected brand name and a worldwide presence. Protiviti ended last year with offices in 62 locations in 17 countries.

Protiviti's annual revenues have flattened at about a half billion dollars over the past three years. The primary reason has been a decline in revenues produced by compliance-related projects, mainly those tied to the Sarbanes-Oxley Act (SOX). Most large businesses have made good progress becoming compliant with SOX, including its more demanding sections. Moreover, evolving regulatory guidance has encouraged many companies to reduce their reliance on outside firms to support their compliance efforts. We are continuing to rebalance Protiviti's revenue base by expanding its suite of noncompliance-related services. Successful efforts in this area have included consulting engagements addressing controls remediation, life cycle asset management, IT security and privacy, bankruptcy and restructuring, business continuity, and other solutions practices.

The transition to a more balanced revenue mix has taken longer than expected. This is partly because of setbacks from last year's loss of a handful of major international clients that were either acquired or delisted, and partly due to the effects of the economic slowdown. Protiviti did not exist when we were last confronted by a recession, and we did not know how the business would behave in a slowdown. So far, its sensitivity has shown to be similar to that of our staffing operations. Revenue comparisons held up well early in the year, but they softened in the second half. In response, Protiviti's management has shown a commitment and an ability to control its expenses globally. Its aggressive actions enabled Protiviti to remain profitable in all four quarters of 2008.

We are positive about Protiviti's prospects. We have a solid base of revenue from established service offerings and are successfully introducing new services. Our global network of offices largely is in place. We expect to continue to streamline our cost structure and will consider further expense reductions as conditions warrant. We are dealing with the effects of recessionary pressures on the division's top and bottom line but continue to believe Protiviti will be a significant long-term contributor to Robert Half International.

IN REVIEW

- Annual revenues of $4.6 billion were down 1 percent year over year. Net income was $250.2 million, down 16 percent from 2007, and income per share was $1.63, down 10 percent.
- We ended the year with $355 million in cash and cash equivalents, and total assets of $1.4 billion.
- Cash flow from operations over the past five years was $1.7 billion. This funded $1.5 billion in RHI common stock repurchases and $267 million in dividends paid during the period.
- Return on equity averaged 27 percent per year during the most recent five years. Return on equity in 2008 was 25 percent.
- Robert Half International was named to the "World's Most Admired Companies" list by FORTUNE® magazine (March 16, 2009), ranking number one in the temporary help industry.
- RHI ranked 17th on the BusinessWeek 50 list of best-performing companies for the second straight year; we were the only staffing firm on the list.
- We became a member of the Fortune 500.
- Robert Half International was for the second consecutive year named by *Forbes* magazine to the Global 2000 and as one of the "Global High Performers," a list of 130 companies in the Global 2000 that are the best in their respective fields.
- Protiviti was named one of the "Best Places to Launch a Career" by *BusinessWeek* for the third consecutive year.

FINDING OPPORTUNITY IN CHALLENGING TIMES

Clients seek our staffing services to gain labor flexibility in their businesses and other enterprises. It is an inescapable fact that during periods of economic uncertainty, they will require that flexibility, and providing it is part of our appeal. Our core value proposition applies in good and bad times: We provide skilled accounting, financial, technology, administrative, marketing and legal talent when needed and for as long as it is needed, increasing our clients' efficiency and often saving them money.

In all of our business lines, clients and prospective clients are recognizing that talented, resourceful people are essential during a downturn. It is under those conditions that firms can least afford to let quality and customer service slip. Our staffing solutions can help companies meet these commitments while remaining within budget.

Banks, financial services firms and government entities can all benefit from our services. During the early 1990s, Robert Half International had a significant role in helping clients through the process of taking over and closing troubled savings and loans businesses. That experience tells us that today's economic situation presents our staffing divisions and Protiviti with an opportunity to participate in worldwide remediation efforts to deal with the financial crisis and its aftereffects.

We also are finding opportunity on the candidate side in current labor market conditions. The downturn has displaced many outstanding professionals who would be welcome full-time additions to a company's team under any economic conditions. We are, thus, provided with the opportunity to place experienced, sought-after candidates who otherwise might not be available to clients.

LOOKING AHEAD

Economic and labor market conditions around the globe clearly will present challenges in 2009. However, this environment will not stop us from doing what we do best: recruiting talented professionals to fill specialized positions on a temporary or full-time basis. We have a long record of doing just that in North America and, increasingly, all over the world.

The focus on current economic and labor market conditions obscures a compelling, longer-term demographic story underlying our business outlook. Many baby boomers are fast approaching retirement age. Their exit from the workforce could lead to shortages of experienced talent in the professions and industries we serve. The growing number of retired professionals could provide us with a supply of workers who opt to consult from time to time to supplement retirement incomes. This trend could accelerate in the current period of economic uncertainty.

The Internet has become an integral part of our operations. We have invested in state-of-the-art technology platforms, including those that emphasize video and multimedia. Recently developed projects with websites such as LinkedIn and Facebook are putting us in touch with more candidates and clients. Our Internet presence has meant increased efficiency, productivity and speed, as well as better matches and improved service levels.

Government officials have just begun to address regulatory reform of the nation's financial institutions and markets. Protiviti is well-positioned to assist clients in complying with regulations that may emerge in coming months and years. There is evidence to suggest smaller companies, as a group, may be lagging larger businesses in the effectiveness of their internal controls. At the same time, they may lack the internal capabilities to improve internal controls. This provides near-term opportunities for Protiviti, working with Robert Half Management Resources, to aid affected businesses in meeting newly enforced regulations and deadlines.

The proposed global conversion to International Financial Reporting Standards (IFRS) is a source of potential revenue for Robert Half International, particularly our Protiviti unit. Most publicly traded companies now preparing financial statements using U.S. GAAP will need help making the transition to the new standards. Early work will involve determining the technical differences in standards as they apply to specific companies. That will be followed by the bigger task of changing internal processes, controls and documentation needed to comply with IFRS technical requirements. The Securities and Exchange Commission has issued a proposed roadmap that could lead to the required use of IFRS for covered U.S. companies in 2014, or earlier in some cases. It is noteworthy that the transition to IFRS in other countries has taken longer and been more complicated than anticipated. That suggests companies can benefit from getting an early start on the conversion process.

At the heart of our business are people who are committed to helping companies find the talent they need to succeed. That internal motivation is what allows us to provide excellent service to clients year after year, in good and bad times.

We will no doubt continue to face economic uncertainty as 2009 progresses. But we believe our strong financial and competitive position, as well as the skills, experience and dedication of all of our employees, will, as they always have, help us emerge from this period a stronger company.

We would like to thank our field and corporate management teams for their leadership, and our board of directors for their counsel. And, finally, we wish to express our appreciation to you, our stockholders, for your ongoing support and loyalty.



Respectfully submitted,

Harold M. Messmer, Jr.	M. Keith Waddell
Chairman and	*Vice Chairman, President and*
Chief Executive Officer	*Chief Financial Officer*
March 6, 2009	March 6, 2009

LEADING BY EXAMPLE

For 60 years, Robert Half International has aided businesses in their search for talented professionals and helped job seekers find employment. To celebrate our landmark anniversary in 2008, we launched the "60,000 Hours for 60 Years of Service" volunteer program, which encouraged our employees around the world to share their time with nonprofit organizations in their communities.

Throughout 2008, RHI teams and individuals participated in activities ranging from building houses and boxing food to taking part in charity runs and coaching youth sports events. In all, our staffing services professionals contributed more than 70,000 volunteer hours over the course of the year.

EDUCATION

Educational programs continued to take center stage for RHI employees during 2008. Many of our staffing and recruiting managers became teachers for a day through Junior Achievement's "JA for a Day" program, sharing their professional expertise with children in kindergarten through fifth grade classrooms. In addition, we expanded our involvement with SIFE (Students In Free Enterprise), an international organization that pairs businesses with students in higher education. By serving as judges at SIFE's regional, national and global competitions, our employees played a role in developing future business leaders.

RHI maintained our decade-long support of Boys & Girls Clubs of America. In addition to our participation in their national conference, our employee teams across the United States hosted toy drives to benefit their local Boys & Girls Clubs. From California to New Jersey, the Holiday Toy Celebration, which began in Chicago in 2006, benefited thousands of club members during the holiday season.

WORKFORCE DEVELOPMENT

Our annual suit drive program for low-income job seekers continued in 2008. We expanded our relationship with Dress for Success to include a clothing drive in New Zealand. Dress for Success is an international nonprofit organization that promotes the economic independence of disadvantaged women by providing them with professional attire, career development tools and a network of support. To complement these efforts, we helped meet the e-learning needs of Dress for Success clients worldwide through scholarships for online career-related coursework, which have benefited hundreds of women re-entering the workforce.

We continued to support Upwardly Global, a nonprofit that helps highly skilled, work-authorized immigrants to the United States, and our workforce development programs expanded into other countries as well. Our teams worked with Foundation Institute of Administration (FIA), an educational institute in Brazil, to provide career advice to the organization's students, individuals who have been without work for more than four months. We also collaborated with SOS Children's Villages in Europe to create sessions on resume writing and interviewing skills.

COMMUNITY SUPPORT

In addition to education and workforce development programs, our employees are active in supporting health-related causes. Our U.K. team completed their 18-month-long campaign for Teenage Cancer Trust, the national charity that helps young people fight cancer, raising £100,000 to build a dayroom as part of the new "Teenage Cancer Trust Unit" at Birmingham Children's Hospital. Our corporate locations in the San Francisco Bay Area banded together to form our first-ever American Heart Association Heart Walk fundraising team.

Community relations committees in our Protiviti offices are similarly devoted to coordinating philanthropic projects throughout the year. Protiviti employees have donned hard hats to help build homes, participated in park and beach cleanups, and volunteered in classrooms. They also biked, walked and ran to raise funds for and awareness of a variety of health-related causes.

For more information about our Leading by Example program, please visit **www.rhi.com/philanthropy**.



ACCOUNTEMPS

As companies look for ways to cut costs and increase efficiencies, their accounting and finance functions have become even more critical. Achieving the right staffing levels, however, presents a particular challenge for organizations, which must meet workload demands while being careful not to overstaff and inflate costs unnecessarily. The use of temporary financial professionals to address the staffing challenges associated with business uncertainty is an option for companies that want to sustain productivity while ensuring maximum flexibility.

Accountemps is the world's first and largest staffing service specializing exclusively in temporary accounting, finance and bookkeeping professionals. We provide staff accountants, senior accountants, financial analysts, payroll professionals, credit managers, collections specialists, cost accountants, tax accountants, bookkeepers and others. Our ability to offer businesses immediate access to skilled accounting and finance professionals allows firms to manage fluctuating or unexpected workloads without delay and easily expand or contract staffing levels as needs change.

Companies have the option of using our candidates for short-term projects or, in select markets, taking advantage of our Salaried Professional Service. Through this program, we hire professionals with hard-to-find skill sets on a full-time basis. We can then provide these personnel to clients to help meet their longer-term and recurring needs.

Accountemps is one of the most recognized names in financial staffing because we have dedicated ourselves to forging lasting relationships in the international financial community. We have alliances with the industry's most respected financial associations, including the American Institute of Certified Public Accountants, American Payroll Association, American Society of Women Accountants, Association of Latino Professionals in Finance and Accounting, International Accounts Payable Professionals, National Association of Credit Management, Credit Institute of Canada, Belgian Institute of Management Accountants and Controllers, and BVBC in Germany.

We have over 360 locations worldwide and more than 3 million experienced accounting and finance professionals in our candidate database, the largest in the staffing industry.

Our outreach efforts and reputation for service allow us to attract highly skilled job candidates. We invest in these professionals to help them continue to build their skills and provide the businesses we serve with a broader range of capable temporary staff. Through our world-class online training, we offer candidates instant access to a wide range of business and software courses.

Our staffing teams are largely composed of professionals with backgrounds in accounting and finance. They understand our clients' unique staffing needs. Our deep professional networks and proprietary QualityMatch® process allow us to quickly and efficiently identify project professionals with the requisite skills for each assignment. Both employers and job seekers recognize our commitment to service — in fact, nine out of 10 of our clients and candidates say they would recommend us to colleagues.

Because some companies prefer to evaluate prospective new hires first on a temporary basis, many of our assignments lead to full-time employment offers. In addition, we offer access to permanent placement services through close collaboration with our sister division, Robert Half Finance & Accounting. As a division of Robert Half International, we also have access to senior-level financial consultants through Robert Half Management Resources.

For more information about Accountemps and our services, please visit our website at **www.accountemps.com**.

> *"Time and again, Accountemps provides the skills we need in the time frame we need within the budget we have."*
>
> — Nonprofit organization, Joliet, Ill.



ROBERT HALF FINANCE & ACCOUNTING

A long-cultivated reputation for excellence in financial recruitment continues to provide Robert Half Finance & Accounting with a distinct business advantage. We are the world's first and largest specialized financial recruitment service. For more than 60 years, companies have turned to us to help them find and hire highly skilled professionals.

We provide a cost-effective solution for our clients, helping them identify and hire top performers quickly and ensuring minimal disruption to productivity. Our ability to locate professionals with specialized skills remains a valued service whether there is an ample supply or scarcity of candidates in the employment market.

We have access to the most experienced professionals for positions such as controller, staff accountant, financial analyst and payroll coordinator. Our network also includes passive job seekers who are not actively pursuing a move but are open to the right opportunity. We excel at evaluating candidates because our recruiters are typically experienced accounting and finance professionals themselves.

Our innovative and time-saving Company-In recruitment process makes hiring easier and more efficient for employers. It allows them to interview several top candidates at our offices in a single day. Companies can then decide whom to hire or invite for additional interviews.

Clients and candidates value our long-established ties to the accounting and finance community. In the United States and Canada, we have strong working relationships with leading organizations, including the American Institute of Certified Public Accountants, American Payroll Association, American Society of Women Accountants, Association of Latino Professionals in Finance and Accounting, Credit Institute of Canada, The Institute of Internal Auditors, International Accounts Payable Professionals and National Association of Credit Management.

Outside of North America, we have alliances with the Financial Executives Institute in Belgium, Belgian Institute of Management Accountants and Controllers, BVBC in Germany, Credit Management Association in Germany, Chartered Institute of Management Accountants, Institute of Chartered Accountants in England and Wales, and Institute of Certified Public Accountants of Singapore.

We offer our candidates career guidance at every stage of the job search to enhance their marketability. In addition, we provide them with opportunities to earn free continuing professional education (CPE) credits and pursue ongoing training in finance, accounting and related software systems.

Employers and job seekers also can work with our Accountemps and Robert Half Management Resources divisions, which offer additional staffing solutions for businesses and expanded career options for accounting and finance professionals. Together, our specialized financial divisions provide clients with skilled, experienced candidates on a full-time, temporary and senior-level project basis.

Our global network, value-added resources, and demonstrated commitment to clients and job seekers have earned us a reputation as a valued business partner. With more than 360 offices around the world and unrivaled access to financial professionals with the most sought-after skills, we are well-positioned to meet our clients' changing needs and to help our candidates find rewarding positions with leading employers.

For more information about Robert Half Finance & Accounting and our services, please visit our website at **www.roberthalffinance.com**.

> *"When I work with Robert Half, I receive excellent service from knowledgeable and friendly recruiters. Their candidates always have the skill sets to match our requirements."*
>
> — Educational institution, Glasgow, Scotland





ROBERT HALF MANAGEMENT RESOURCES

The global financial crisis is challenging businesses in unprecedented ways. One success factor for survival in this environment is access to experienced accounting and finance professionals who can help organizations identify cost-saving strategies and handle rapidly changing priorities. As prolonged uncertainty causes many employers to reduce or freeze staff levels, many are augmenting their core teams with highly skilled financial project consultants.

As the premier provider of senior-level accounting and finance professionals on a project and interim basis, Robert Half Management Resources can deliver specialized, cost-effective staffing support. Banks, financial services firms and government entities, in particular, can benefit from our assistance as they attempt to jump-start the country's economic recovery. Smaller public companies and private firms may benefit from our services as they comply with Sarbanes-Oxley requirements. Our global database of knowledgeable financial professionals enables us to provide expert, timely support to a wide variety of clients.

Our consultants possess advanced financial knowledge in areas such as internal audit, corporate taxation, International Financial Reporting Standards (IFRS), regulatory compliance, financial administration and operations, and information technology. Many have earned one or more credentials, such as the certified public accountant (CPA), certified internal auditor (CIA), certified information systems auditor (CISA), chartered financial analyst (CFA) and certified fraud examiner (CFE), among other designations.

We also retain selected professionals as full-time employees of Robert Half Management Resources. These salaried consultants offer continuity for our clients' longer-term or repeat project needs. Our project professionals are attracted to our strong industry network, ongoing training opportunities and ability to match them with challenging projects on a steady basis.

Robert Half Management Resources has alliances with professional associations around the world and is proud to have industry-exclusive relationships with Financial Executives International, the American Institute of Certified Public Accountants and the Association of Latino Professionals in Finance and Accounting. We also are a principal partner with The Institute of Internal Auditors. Outside of North America, our alliances include DDIM in Germany, the Belgian Institute of Management Accountants and Controllers, and The Institute of Internal Auditors in Belgium.

We offer our consultants extensive e-learning opportunities that allow them to stay current with the latest trends in finance and accounting, and maintain certification requirements. Another distinct advantage our consultants have when working with Robert Half Management Resources is our account executive team, which is composed of experienced financial professionals. Their industry knowledge allows them to expertly match consultants' skill sets with a company's specific project requirements.

We service clients from more than 150 offices worldwide. By working with our Accountemps and Robert Half Finance & Accounting divisions, we can provide our clients with a complete financial staffing solution.

For more information about Robert Half Management Resources and our services, please visit our website at **www.roberthalfmr.com**.

"Robert Half Management Resources has provided us with skilled consultants in a timely manner and has helped take our team through several transition stages. We truly value the company for this."

— Pharmaceutical firm, Fremont, Calif.



OFFICETEAM

To remain competitive in today's economy, companies need top-performing administrative professionals they can rely on to maintain workflow. Strong office support teams can help businesses improve their bottom line during challenging times by increasing productivity, enhancing processes and assisting internal staff.

OfficeTeam, a leading provider of highly skilled administrative professionals on a temporary and temporary-to-full-time basis, offers cost-effective staffing solutions to help companies accomplish projects quickly, efficiently and within budget. Through our more than 325 offices in North America, Europe and Australia, we help businesses save money by supplementing their full-time staff with experienced administrative personnel on an as-needed basis. This allows them to reduce their reliance on fixed labor costs, creating a highly productive, variable-cost workforce. Businesses also look to OfficeTeam for temporary-to-full-time professionals who can perform tasks while being evaluated for full-time positions.

Companies rely on OfficeTeam for positions ranging from executive and administrative assistants to receptionists and customer service representatives. We place professionals who have the technical expertise, interpersonal skills and industry experience to contribute immediately in any office environment. Our staffing teams personally meet with clients to understand their objectives and hiring needs. We also interview, evaluate and check selected references for each candidate we place. We are so confident we can make effective matches that we guarantee client satisfaction with every individual we provide.

Our company pioneered the concept of specialized, professional-level staffing, and OfficeTeam has built a reputation for service excellence, focusing exclusively on the administrative field. In fact, surveys of our clients show they are 4.5 times more likely to use us over any other staffing firm.

We are committed to helping clients find the skilled professionals they need fast. We can do so because of the depth of our networks and our CustomMatch® process. We currently have more than 2 million administrative professionals in our proprietary database. In addition, our alliance with the International Association of Administrative Professionals provides access to some of the best people in the profession. We also maintain alliances outside of North America, including one with European Management Assistants, and our company has been designated by RetirementJobs.com as an Age Friendly Certified Employer. The superior training and resources we offer our registered candidates, free of charge, enhance their already outstanding skill sets and make them eligible for a larger number of assignments.

OfficeTeam frequently conducts research on issues that impact the administrative profession, including hiring trends, salaries, skills in demand and office culture. We share our findings with clients and candidates to help them make more informed hiring and career decisions. Few staffing firms can match our level of experience and knowledge. According to quality assurance data we collect regularly, our clients and candidates are so pleased with us that nine out of 10 tell us they would recommend OfficeTeam to their colleagues.

For more information about OfficeTeam and our services, please visit our website at **www.officeteam.com**.

> *"OfficeTeam does a great job of matching candidates with our needs and, because of the overall level of service, is our preferred temporary staffing agency for administrative positions."*
>
> — Recycling firm, Vancouver, British Columbia



ROBERT HALF TECHNOLOGY

Today's information technology departments face challenges in maintaining optimal staffing levels. Economic conditions are creating a need for firms to operate more efficiently with fewer resources, and strategically deployed IT systems and personnel can help a company accomplish these goals. Yet even in the current economy, job candidates in high-demand specialty areas can be difficult to find.

Robert Half Technology can help businesses locate experienced, capable IT staff for their project and full-time needs. We offer our clients flexible, cost-effective human resources solutions that allow them to maximize the power of technology for the ongoing success of their business. We assist firms in determining whether a staffing need is long term before making a commitment to hiring full-time employees, and, where appropriate, bringing in project professionals with specific or hard-to-find skills to handle short-term or cyclical demands. When a full-time need does exist, we help them identify and hire the best person for the job.

Our consultants are proficient in the most in-demand IT specialties. We match them with businesses that use the Microsoft .NET Framework, for example, to help manage these clients' programming needs. In addition, we engage developers adept in Web 2.0 technologies to assist the increasing number of organizations attempting to leverage and promote their online presence. Many of our consultants have experience with Microsoft SharePoint technology in support of our clients' need for collaborative workspaces, social networking, and the management and automation of business processes. Our clients also depend on us for staffing support in areas such as database administration and management, help desk and technical support, Voice over Internet Protocol (VoIP), and the virtualization of servers and storage.

Our proprietary candidate database includes more than 850,000 IT professionals throughout North America. Each specialist we introduce to our clients has been personally interviewed and evaluated to assess his or her fit for an open position.

The most highly skilled IT professionals choose Robert Half Technology to represent them because of our rewarding assignments and competitive pay. We also provide extensive professional development opportunities, enabling our candidates to continually improve their skill sets. We offer all registered candidates access to thousands of online training courses, assessments, practice tests and certification exam preparation tools. Our status as a Microsoft Gold Certified Partner allows us to supply skills enhancement to our professionals in Microsoft technologies such as Hyper-V, Exchange Server, SharePoint, Windows Vista and SQL Server, significantly increasing the value of these consultants to our clients.

Our alliances with other leading industry associations such as HDI, the Association of Information Technology Professionals, Technology Councils of North America and MeasureUp give us access to additional skilled professionals. Robert Half Technology is a valued source of information on career and workplace trends for our clients, candidates and the IT community. Our account executives are frequently cited in business and trade publications worldwide, and we share the results of our research — including our many surveys of IT leaders — through publications such as our annual *Salary Guide* and a variety of online resources.

For more information about Robert Half Technology and our services, please visit our website at **www.roberthalftechnology.com**.

"I have been very happy with the performance of the consultants supplied by Robert Half Technology. The account executive I work with has been outstanding in her efforts, and the most recent consultant she found is a perfect fit for our organization."

— Human resources firm, Columbus, Ohio



ROBERT HALF LEGAL

Law offices are only as effective as the people they hire. As legal organizations evaluate their ongoing human resources needs amid a challenging economy, the use of legal project professionals can be a cost-effective means of addressing shifting workload demands and specialized personnel needs.

Robert Half Legal helps law firms and corporate legal departments succeed in today's unpredictable yet highly competitive business landscape. Law firms and legal departments of all sizes in nearly every industry rely on our highly skilled legal professionals to supplement the efforts of full-time staff. Our cost-effective staffing solutions enable legal organizations to boost productivity, better manage costs and respond more effectively to fluctuating caseloads.

Operating in major markets throughout the United States and Canada, Robert Half Legal is equipped to serve clients in high-demand practice areas, which currently include bankruptcy, litigation and intellectual property. We provide experienced project and full-time attorneys, paralegals and legal support specialists, as well as legal managers, administrators and secretaries, for law firms and corporate legal departments. We can provide organizations with individuals or entire project teams who can be assigned to special initiatives such as e-discovery and litigation support.

The expertise of our account executives also provides us with a competitive advantage. Many of them are former attorneys and administrators who, as a result, understand the intricacies of the legal industry. In addition, Robert Half Legal maintains an extensive candidate database and referral network. This includes the deep reservoir of local contacts our account executives have in the legal community from which they can draw.

Talented legal professionals work with Robert Half Legal because we match their skills, interests and career goals with appropriate employment opportunities. In addition, we provide our job candidates with a broad array of professional development options, allowing them to continually improve their skill sets and expand their knowledge of industry trends. Our extensive offerings include online training courses and free continuing legal education (CLE) in select markets.

Our reputation as a leading provider of specialized legal staffing is enhanced by our alliances with premier industry groups such as the Association of Corporate Counsel, Association of Legal Administrators and Minority Corporate Counsel Association. Members of these highly respected associations recognize our commitment to the industry and our value as a professional resource.

To remain abreast of emerging industry developments that affect our clients and candidates, Robert Half Legal conducts research, including frequent surveys of attorneys, on hiring trends, skills in demand and workplace developments. We share our findings and expertise with clients, candidates and the legal community, helping them make more informed decisions about human resources issues. Our Future Law Office initiative is part of our ongoing effort to provide our clients and candidates with a global perspective on industry trends shaping the business and practice of law. Highlights from this research can be viewed at **www.futurelawoffice.com**.

With our knowledgeable account executives and highly skilled candidates, Robert Half Legal can be an invaluable asset to clients in locating the talent they need to meet their unique requirements.

For more information about Robert Half Legal and our services, please visit our website at **www.roberthalflegal.com**.

> *"My Robert Half Legal account executive is consistent in her excellent level of service and the care she takes to match the qualifications of the candidates to our needs."*
>
> — Law firm, Addison, Texas





THE CREATIVE GROUP

Economic conditions have prompted businesses and consumers alike to reduce spending. This, in turn, has put pressure on companies to compete for these reduced dollars through creative marketing campaigns. Choosing the right vehicles to promote a business has grown in complexity, given the proliferation of available channels, ranging from traditional broadcast and print advertising to consumer-generated content and social networking. To help navigate today's changing media landscape, firms need specialized creative and communications professionals who can identify the most cost-effective, strategic means of reaching target audiences.

When seeking highly skilled creative, advertising, marketing, web and public relations professionals, organizations frequently turn to The Creative Group. Firms that supplement their core teams with our creative talent are able to execute multifaceted campaigns that maximize traditional and modern media platforms. By using freelancers, companies can quickly expand when campaigns are in progress and contract when they come to an end. Creative agencies and corporate marketing departments have long used this staffing strategy as projects ebb and flow. In the current climate, businesses may rely on this approach to maintain productivity levels despite leaner internal teams. By supplementing staff with project support as needed, companies can minimize human resources costs without sacrificing quality.

When augmenting core staff with freelancers, hiring managers choose to work with The Creative Group because of our reputation for excellent service and ability to quickly match firms with skilled professionals. Whether bringing in staff for a short-term project such as presentation design or a long-term initiative such as overseeing a branding campaign, businesses know they can count on us to deliver outstanding talent.

Our account managers typically have marketing, creative or communications backgrounds and are actively involved in the creative communities they serve. Their well-cultivated networks and industry knowledge enable them to swiftly identify professionals with sought-after expertise, such as web developers, interactive strategists and Flash experts. They use TalentMatch® — our proprietary evaluation process, which includes a personal interview and skills testing on relevant software applications — to ensure successful placements.

To keep our freelancers' skills current, we work with leading software and technical training companies such as Adobe and Microsoft to provide our associates with access to certification exams and technical tools. We also provide our registered project professionals with free, around-the-clock online training, including access to courses on popular technical and business topics such as Flash, InDesign, JavaScript and project management.

Our relationship with Adobe extends beyond training to include recognition of outstanding student designers through sponsorship of the Adobe Design Achievement Awards. The Creative Group further honors and supports top industry talent by serving as a long-term sponsor of The Webby Awards, a leading international award recognizing excellence on the Internet. Our relationship with The Webbys also helps us recruit digital media specialists and keep our clients and candidates apprised of e-marketing trends.

Along with alerting our business contacts to pertinent industry trends, we share information on career and hiring issues through our award-winning online magazine, as well as frequent articles and reports that are published in numerous trade publications. We regularly provide speakers to the prestigious HOW Design Conference and have alliances with *HOW* magazine and *Graphic Design USA*. Our ongoing support and contributions to these publications reinforce our specialization and commitment to the profession.

For more information about The Creative Group and our services, please visit our website at **www.creativegroup.com**.

> *"The Creative Group representative I worked with was extremely helpful and provided a quick turnaround. The consultant she placed with my team was a lifesaver. I will definitely work with The Creative Group again."*
>
> — Community hospital, Atlanta, Ga.





PROTIVITI

For businesses already facing financial, regulatory and operational challenges on a daily basis, the global financial crisis that emerged over the last year has significantly increased the level of uncertainty and instability. Even the strongest of companies are finding themselves subject to increased market pressures and scrutiny.

Protiviti is a global business consulting and internal audit firm that helps clients solve problems in finance and operations, technology, litigation, governance, risk, and compliance. Since our inception in 2002, we have expanded internationally and now serve clients throughout the Americas, Asia-Pacific, Europe and the Middle East.

We help clients by bringing business process, technology and industry skills and knowledge to bear on the following common business issues and priorities:

Internal Audit and Financial Controls. We work with audit executives, management and audit committees at public and private companies to assist them with their internal audit activities. This includes starting and running the activity for them on a fully outsourced basis, working with an existing internal audit function to supplement their team when they lack adequate staff or skills, and providing advice to improve internal audit quality.

Information Technology Effectiveness and Control. We partner with CIOs, CFOs and other executives to ensure their organizations maximize the return on information systems investments while minimizing their risks. We deliver capabilities in IT governance, data security and privacy; implement configurable controls on large ERP installations; and implement governance, risk and compliance (GRC) software applications.

Risk and Compliance. We partner with management, board members and outside counsel to help organizations comply with regulatory requirements and respond to situations of noncompliance. We help clients take a disciplined approach to managing credit, market, operational and enterprisewide risks through a combination of assessments, process improvement, and model review and validation.

Finance and Accounting Excellence. We help CFOs and financial executives strengthen their finance functions and integrate risk considerations into their performance-management activities. We assist clients with managing complex accounting issues, including financial restatements, and implementation of improvements to financial and reporting processes.



Cost and Working Capital Optimization. We help client executives reduce working capital and improve cash flow, control and optimize costs, and manage risk in their operations. We help drive performance of the supply chain through operations improvements, strategic sourcing strategies, inventory management, contract management and enhancements to working capital.

Litigation, Restructuring and Investigative Services. We partner with general counsel, outside legal counsel, CFOs and board members to help them assess their fraud and electronic discovery risks and implement solutions to better manage these risks. We also provide support for litigation matters, act as financial advisor for either the client or creditor side in financial restructurings and bankruptcies, as well as lead investigations into financial irregularities.

Protiviti regularly delivers to the marketplace research and publications with detailed insights that underscore our deep understanding of business and industry issues and our expertise in internal audit and risk and business consulting. To assist businesses in understanding the new landscape and managing the uncertain times ahead, Protiviti last year formed the Protiviti Global Financial Crisis Team. Since that time, this team has provided clients with advice on successfully addressing the unfolding global economic environment. This team also produces our well-received *Global Financial Crisis Bulletin*, which offers current updates as the crisis continues to evolve.

At Protiviti, we recognize the need to understand the full range of technologies that can be used to help our clients. For this reason, we have alliances with leading ERP providers, including SAP and Oracle. In addition, we have developed a number of proprietary technologies. Some of these we bring and use on client engagements — others, such as the Governance Portal, the client licenses from us. In all situations, we seek to provide "best of breed" technology to fit our clients' needs today and in the future.

For more information about our services, please visit our website at **www.protiviti.com**.

> *"Since taking on the Director of Internal Audit role, I have been working with Protiviti, and the team has been very proactive and helpful. We plan on using Protiviti for the majority of our internal audit information technology projects in 2009."*
>
> — Healthcare services company, El Segundo, Calif.



THE LEADING RESOURCE

Throughout our 60 years in business, Robert Half International has provided expert staffing assistance to employers and career guidance to job seekers. As part of that commitment, we annually survey employees and executives with some of the world's largest firms to identify emerging workplace trends. We gain additional insight through our alliances with professional associations in the fields we serve.

We share with our clients and job candidates the results of our research, along with useful advice from our years of experience, through easy-to-understand booklets, articles and white papers that cover virtually every aspect of staffing and career management. We also make available our knowledge and survey findings to the business community and the media. These exclusive resources include our annual *Salary Guides*, which have been published since 1952. Government agencies, academic institutions and the business community consult the guides for up-to-date information on compensation and hiring trends.

Robert Half International's chairman and CEO, Max Messmer, is a frequent author on employment and job search topics. His books include *The Fast Forward MBA in Hiring*; *Human Resources Kit For Dummies*, 2nd Edition; *Motivating Employees For Dummies*; *Job Hunting For Dummies*, 2nd Edition; and *Managing Your Career For Dummies* (John Wiley & Sons, Inc.). His popular "Resumania" column is syndicated through Scripps-Howard News Service.

Protiviti has earned a reputation as an expert source of guidance in the business consulting and internal audit fields. Among the many resources Protiviti offers to clients are KnowledgeLeader℠, a subscription-based web portal, and numerous comprehensive reports on finance and operations, technology, litigation, governance, risk, and compliance. In 2008, Protiviti launched its *Global Financial Crisis Bulletin* to help companies understand the impact of the crisis on their businesses. The publication is updated regularly as conditions continue to evolve.

To learn more about Robert Half International's many resources, please visit **www.rhi.com/TheLeadingResource**.


CAREER BENCHMARKING SURVEY 2008
Robert Half
protiviti
GENERATION
The EDGE Report
OFFICETEAM



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial positions. These statements may be identified by words such as "estimate", "forecast", "project", "plan", "intend", "believe", "expect", "anticipate", or variations or negatives thereof or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. These risks and uncertainties include, but are not limited to, the following: the global financial and economic situation; changes in levels of unemployment and other economic conditions in the United States or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of candidates for temporary employment or the Company's ability to attract candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, on the Company's ability to maintain its margins; the possibility of the Company incurring liability for its activities, including the activities of its temporary employees, or for events impacting its temporary employees on clients' premises; the possibility that adverse publicity could impact the Company's ability to attract and retain clients and candidates; the success of the Company in attracting, training, and retaining qualified management personnel and other staff employees; the Company's ability to comply with governmental regulations affecting personnel services businesses in particular or employer/employee relationships in general; whether there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; the Company's reliance on short-term contracts for a significant percentage of its business; litigation relating to prior or current transactions or activities, including litigation that may be disclosed from time to time in the Company's SEC filings; the ability of the Company to manage its international operations and comply with foreign laws and regulations; the impact of fluctuations in foreign currency exchange rates; the possibility that the Company's computer and communications hardware and software systems could be damaged or their service interrupted; and the possibility that the Company may fail to maintain adequate financial and management controls and as a result suffer errors in its financial reporting. Additionally, with respect to Protiviti, other risks and uncertainties include the fact that future success will depend on its ability to retain employees and attract clients; there can be no assurance that there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; failure to produce projected revenues could adversely affect financial results; and there is the possibility of involvement in litigation relating to prior or current transactions or activities. Further information regarding these and other risks and uncertainties is contained in Item 1A. "Risk Factors" of the Company's 2008 Form 10-K filed with the SEC. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

As described below, the Company's most critical accounting policies and estimates are those that involve subjective decisions or assessments.

ACCOUNTS RECEIVABLE ALLOWANCES. The Company maintains allowances for estimated losses resulting from (i) the inability of its customers to make required payments, (ii) temporary placement sales adjustments, and (iii) permanent placement candidates not remaining with the client through the 90-day guarantee period, commonly referred to as "fall offs". The Company establishes these allowances based on its review of customers' credit profiles, historical loss statistics and current trends. The adequacy of these allowances is reviewed each reporting period. Historically, the Company's actual losses and credits have been consistent with these allowances. As a percentage of gross accounts receivable, the Company's accounts receivable allowances totaled 6.6% and 4.6% as of December 31, 2008 and 2007, respectively. As of December 31, 2008, a five-percentage point deviation in the Company's accounts receivable allowances balance would have resulted in an increase or decrease in the allowance of $1.7 million. Although future results cannot always be predicted by extrapolating past results, management believes that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, or if unexpected events or significant future changes in trends were to occur, additional allowances may be required.

INCOME TAX ASSETS AND LIABILITIES. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of our deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. In relation to actual net operating losses in certain foreign operations, valuation allowances of $14.6 million were recorded as of December 31, 2008. If such losses are ultimately utilized to offset future operating income, the Company will benefit its deferred tax assets up to the full amount of the valuation reserve.

While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

GOODWILL IMPAIRMENT. The Company assesses the impairment of goodwill annually in the second quarter, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment assessments for goodwill are done at a reporting unit level. For purposes of this assessment, the Company's reporting units are its lines of business. In performing periodic impairment tests, the fair value of the reporting unit is compared to the carrying value, including goodwill and intangible assets. If the fair value exceeds the carrying value, there is no impairment. If the carrying value exceeds the fair value, however, an impairment condition may exist.

The goodwill impairment assessment is based upon a discounted cash flow analysis. The estimate of future cash flows is based upon, among other things, a discount rate and certain assumptions about expected future operating performance. The discount rate used by management has been calculated on a consistent basis and has not fluctuated significantly. The primary assumptions related to future operating performance include revenue growth rates and expense levels. These assumptions are updated annually and are primarily based upon historical trends. The Company's estimates of discounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to its business model or changes in its operating performance. Although management believes the assumptions and estimates made in its goodwill impairment analysis to be reasonable and appropriate, different assumptions could materially impact the Company's reported financial results. As of December 31, 2008 and 2007, total goodwill equaled $187.5 million and $191.1 million, respectively. The Company completed its annual goodwill impairment analysis during each of the years ended December 31, 2008 and 2007, and determined that no adjustment to the carrying value of goodwill was required.

WORKERS' COMPENSATION. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for Incurred But Not Reported ("IBNR") claims and for the ongoing development of existing claims. Total workers' compensation expense was $12.1 million and $9.4 million, representing 0.37% and 0.27% of applicable U.S. revenue for the years ended December 31, 2008 and 2007, respectively.

The accrual for IBNR claims and for the ongoing development of existing claims in each reporting period includes estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results. Based on the Company's results for the year ended December 31, 2008, a five-percentage point deviation in the Company's estimated loss development rates would have resulted in an increase or decrease in the reserve of $0.5 million.

STOCK-BASED COMPENSATION. Under various stock plans, officers, employees and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche. The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

No stock appreciation rights have been granted under the Company's existing stock plans.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

For the years ended December 31, 2008, 2007 and 2006, compensation expense related to restricted stock and stock units was $63.6 million, $53.8 million and $40.8 million, respectively, of which $17.0 million, $21.1 million and $10.2 million was related to grants made in 2008, 2007 and 2006, respectively. A one-percentage point deviation in the estimated forfeiture rates would have resulted in a $0.6 million, $0.5 million and $0.4 million increase or decrease in compensation expense related to restricted stock and stock units for the years ended December 31, 2008, 2007 and 2006, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 141(R) to have a material effect on its Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained, noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material effect on its Financial Statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. Subsequently in February 2008, the FASB issued FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for non-financial assets and liabilities, except for items that are recognized and disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The implementation of SFAS 157 for financial assets and liabilities, effective January 1, 2008, did not impact the Company's consolidated Financial Statements. The Company does not expect the adoption of SFAS 157 for non-financial assets and liabilities to have a material effect on its Financial Statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 expands quarterly disclosure requirements included in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), about an entity's derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have a material effect on its Financial Statements.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material effect on its Financial Statements.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2008

Temporary and consultant staffing services revenues were $3.6 billion, $3.6 billion and $3.1 billion for the years ended December 31, 2008, 2007 and 2006, respectively, remaining flat in 2008 and increasing by 16% in 2007. Because fluctuations in foreign currency exchange rates have an impact on revenue, the Company provides selected growth results on a constant-currency basis. Constant-currency percentages are calculated using as-reported amounts which have been retranslated using the prior year's foreign currency exchange rates. On a constant-currency basis, temporary and consultant staffing services revenues decreased 1% and increased 14% for the years ended December 31, 2008 and 2007, respectively. Permanent placement revenues were $427 million, $444 million and $336 million for the years ended December 31, 2008, 2007 and 2006, respectively, decreasing by 4% in 2008 and increasing by 32% in 2007. On a constant-currency basis, permanent placement services revenues decreased 5% and increased 29% for the years ended December 31, 2008 and 2007, respectively. The 2008 decrease in temporary and permanent staffing services revenues was the result of weakening general macroeconomic conditions in the United States, partially offset by higher international revenues, particularly in Continental Europe. Risk consulting and internal audit services revenues were $547 million, $552 million and $543 million for the years ended December 31, 2008, 2007 and 2006, respectively, decreasing by 1% in 2008 and increasing by 2% in 2007. On a constant-currency basis, risk consulting and internal audit services revenues decreased 2% and were flat for the years ended December 31, 2008 and 2007, respectively. The 2008 decrease in risk consulting and internal audit services revenues was the result of difficult global economic conditions which weakened as the year progressed. There can be no assurances that there will be ongoing demand for risk consulting and internal audit services, or that future results can be reliably predicted by considering past trends or extrapolating past results. We expect total Company revenues to continue to be impacted by general macroeconomic conditions in 2009.

The Company's temporary and permanent staffing services business has more than 370 offices in 42 states, the District of Columbia and 20 foreign countries, while Protiviti has more than 60 offices in 23 states and 16 foreign countries. Revenues from foreign operations represented 29%, 24% and 21% of revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees, and reimbursable expenses. Gross margin dollars from permanent placement staffing services represent revenues less reimbursable expenses. Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services were $1.3 billion, $1.4 billion and $1.2 billion for the years ended December 31, 2008, 2007 and 2006, respectively, decreasing by 2% in 2008 and increasing by 17% in 2007. On a constant-currency basis, temporary and consultant staffing services gross margin dollars decreased 3% and increased 15% for the years ended December 31, 2008 and 2007, respectively. Gross margin amounts equaled 37% of revenues for temporary and consultant staffing services for each of the years ended December 31, 2008, 2007 and 2006.

Gross margin dollars for the Company's permanent placement staffing division were $427 million, $444 million and $336 million for the years ended December 31, 2008, 2007 and 2006, respectively, decreasing by 4% in 2008 and increasing by 32% in 2007. On a constant-currency basis, permanent placement staffing services gross margin dollars decreased 5% and increased 29% for the years ended December 31, 2008 and 2007, respectively.

Gross margin dollars for the Company's risk consulting and internal audit division were $155 million, $175 million and $199 million for the years ended December 31, 2008, 2007 and 2006, respectively, decreasing by 11% and 12% in 2008 and 2007, respectively. On a constant-currency basis, risk consulting and internal audit services gross margin dollars decreased by 13% for both the years ended December 31, 2008 and 2007. Gross margin amounts equaled 28%, 32% and 37% of revenues for risk consulting and internal audit services for the years ended December 31, 2008, 2007 and 2006, respectively. The year-over-year margin decline is primarily due to the higher mix of non-U.S. revenues.

Selling, general and administrative expenses were $1.5 billion in 2008, compared to $1.5 billion in 2007 and $1.2 billion in 2006. Selling, general and administrative expenses as a percentage of revenues were 33%, 32% and 31% for the years ended December 31, 2008, 2007 and 2006, respectively. Selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs.

For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment analysis during each of the years ended December 31, 2008 and 2007, and determined that no adjustment to the carrying value of goodwill was required. Net intangible assets, consisting primarily of goodwill, represented 13% of total assets and 19% of total stockholders' equity at December 31, 2008.

Interest income for the years ended December 31, 2008, 2007 and 2006, was $10.5 million, $17.2 million and $19.3 million, respectively. Lower 2008 interest income was primarily due to lower interest rates. Interest expense for the years ended December 31, 2008, 2007 and 2006, was $5.3 million, $4.1 million and $2.5 million, respectively.

The provision for income taxes was 40%, 40% and 39% of income before taxes for the years ended December 31, 2008, 2007 and 2006, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's liquidity during the years ended December 31, 2008, 2007 and 2006, is primarily the net effect of funds generated by operations and the funds used for capital expenditures, repurchases of common stock, payment of dividends and principal payments on outstanding notes payable.

Cash and cash equivalents were $355 million, $310 million and $447 million at December 31, 2008, 2007 and 2006, respectively. Operating activities provided $447 million during the year ended December 31, 2008, partially offset by $95 million and $285 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $411 million during the year ended December 31, 2007, partially offset by $116 million and $452 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $376 million during the year ended December 31, 2006, partially offset by $96 million and $299 million of net cash used in investing activities and financing activities, respectively.

Operating activities—Net cash provided by operating activities for the year ended December 31, 2008, was composed of net income of $250 million adjusted for non-cash items of $150 million, and net cash provided by changes in working capital of $47 million. Net cash provided by operating activities for the year ended December 31, 2007, was composed of net income of $296 million adjusted for non-cash items of $124 million, and net cash used by changes in working capital of $9 million. Net cash provided by operating activities for the year ended December 31, 2006, was composed of net income of $283 million adjusted for non-cash items of $58 million, and net cash provided by changes in working capital of $35 million.

Investing activities—Cash used in investing activities for the year ended December 31, 2008, was $95 million. This was primarily composed of capital expenditures of $73 million and deposits to trusts for employee benefits and retirement plans of $21 million. Cash used in investing activities for the year ended December 31, 2007, was $116 million. This was composed of capital expenditures of $84 million, purchases of goodwill and other intangible assets of $19 million, and deposits to trusts for employee benefits and retirement plans of $13 million. Cash used in investing activities for the year ended December 31, 2006, was $96 million. This was composed of capital expenditures of $80 million, purchases of goodwill and other intangible assets of $12 million, and deposits to trusts for employee benefits and retirement plans of $4 million.

Financing activities—Cash used in financing activities for the year ended December 31, 2008, was $285 million. This included repurchases of $245 million in common stock, $69 million in cash dividends to stockholders and principal payments on notes payable and other indebtedness of $2 million, offset by proceeds of $27 million from exercises of stock options and the excess tax benefits from stock-based compensation of $4 million. Cash used in financing activities for the year ended December 31, 2007, was $452 million. This included repurchases of $453 million in common stock and $66 million in cash dividends to stockholders, partially offset by proceeds of $52 million from exercises of stock options and the excess tax benefits from stock-based compensation of $15 million. Cash used in financing activities for the year ended December 31, 2006, was $299 million. This included repurchases of $400 million in common stock and $54 million in cash dividends to stockholders, partially offset by proceeds of $105 million from exercises of stock options and the excess tax benefits from stock-based compensation of $50 million.

As of December 31, 2008, the Company is authorized to repurchase, from time to time, up to 9.8 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2008, 2007 and 2006, the Company repurchased approximately 9.4 million shares, 12.2 million shares and 7.9 million shares of common stock on the open market for a total cost of $203 million, $397 million and $273 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of exercise price and applicable statutory withholding taxes. During the years ended December 31, 2008, 2007 and 2006, such repurchases totaled approximately 1.6 million shares, 1.6 million shares and 3.3 million shares at a cost of $42 million, $58 million and $127 million, respectively. Repurchases of shares have been funded with cash generated from operations.

The Company's working capital at December 31, 2008, included $355 million in cash and cash equivalents. The Company's working capital requirements relate primarily to accounts receivable. While there can be no assurances in this regard, the Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, dividends, and other obligations on both a short- and long-term basis.

On February 12, 2009, the Company announced a quarterly dividend of $.12 per share to be paid to all shareholders of record on February 25, 2009. The dividend will be paid on March 16, 2009.

The Company's cash flows generated from operations are also the primary source for funding various contractual obligations. The table below summarizes the Company's major commitments as of December 31, 2008 (in thousands):

	Payments due by period				
CONTRACTUAL OBLIGATIONS	2009	2010 and 2011	2012 and 2013	Thereafter	Total
Long-term debt obligations	$ 278	$ 555	$ 508	$ 2,019	$ 3,360
Operating lease obligations	109,281	176,551	95,151	127,577	508,560
Purchase obligations	15,702	4,760	18	—	20,480
Other liabilities	1,069	2,709	5,271	7,156	16,205
Total	$ 126,330	$ 184,575	$ 100,948	$ 136,752	$ 548,605

Long-term debt obligations consist of promissory notes and related interest as well as other forms of indebtedness issued in connection with certain acquisitions and other payment obligations. Operating lease obligations consist of minimum rental commitments for 2009 and thereafter under non-cancelable leases in effect at December 31, 2008. Purchase obligations consist of purchase commitments primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements. The above table does not reflect $20.5 million of unrecognized tax benefits which the Company has accrued for uncertain tax positions in accordance with FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* As of December 31, 2008, the Company classified $18.4 million of its unrecognized tax benefits as a current liability, as these amounts are expected to be paid in the next twelve months. The remaining $2.1 million of unrecognized tax benefits have been classified as a non-current liability, as a reasonably reliable estimate of the period of future payments, if any, could not be determined.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of foreign currency fluctuations. The Company's exposure to foreign currency exchange rates relates primarily to the Company's foreign subsidiaries. Exchange rates impact the U.S. dollar value of the Company's reported earnings, investments in its foreign subsidiaries, and the intercompany transactions with its foreign subsidiaries.

For the year ended December 31, 2008, approximately 29% of the Company's revenues were generated outside of the United States. These operations transact business in their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar have an impact on the Company's reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company's non-U.S. markets, the Company's reported results vary.

Fluctuations in currency exchange rates impact the U.S. dollar amount of the Company's stockholders' equity. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at period end. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive income.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands, except share amounts)

DECEMBER 31,	2008	2007
ASSETS		
Cash and cash equivalents	$ 354,756	$ 310,000
Accounts receivable, less allowances of $34,217 and $28,464	484,808	593,169
Deferred income taxes and other current assets	193,335	156,469
Total current assets	1,032,899	1,059,638
Goodwill and other intangible assets, net	189,382	195,143
Property and equipment, net	145,699	152,311
Deferred income taxes	43,870	43,206
Total assets	$ 1,411,850	$ 1,450,298
LIABILITIES		
Accounts payable and accrued expenses	$ 111,645	$ 108,070
Accrued payroll costs and retirement obligations	301,102	323,264
Income taxes payable	—	16,248
Current portion of notes payable and other indebtedness	105	370
Total current liabilities	412,852	447,952
Notes payable and other indebtedness, less current portion	1,892	3,753
Other liabilities	13,218	14,544
Total liabilities	427,962	466,249
Commitments and Contingencies (Note I)		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value authorized 5,000,000 shares; issued and outstanding zero shares	—	—
Common stock, $.001 par value authorized 260,000,000 shares; issued and outstanding 150,943,324 and 158,057,575 shares	151	158
Capital surplus	949,474	915,038
Accumulated other comprehensive income	34,263	68,853
Retained earnings	—	—
Total stockholders' equity	983,888	984,049
Total liabilities and stockholders' equity	$ 1,411,850	$ 1,450,298

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

YEARS ENDED DECEMBER 31,	2008	2007	2006
Net service revenues	$ 4,600,554	$ 4,645,666	$ 4,013,546
Direct costs of services, consisting of payroll, payroll taxes, insurance costs and reimbursable expenses	2,686,983	2,667,838	2,319,293
Gross margin	1,913,571	1,977,828	1,694,253
Selling, general and administrative expenses	1,496,839	1,497,957	1,243,952
Amortization of intangible assets	2,617	2,594	851
Interest income, net	(5,161)	(13,127)	(16,752)
Income before income taxes	419,276	490,404	466,202
Provision for income taxes	169,095	194,192	183,024
Net income	$ 250,181	$ 296,212	$ 283,178
Basic net income per share	$ 1.65	$ 1.85	$ 1.71
Diluted net income per share	$ 1.63	$ 1.81	$ 1.65
Shares:			
Basic	151,607	159,767	166,003
Diluted	153,289	163,479	171,712
Cash dividends declared per share	$ .44	$ .40	$ .32

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except per share amounts)

YEARS ENDED DECEMBER 31,	2008	2007	2006
COMMON STOCK—SHARES:			
Balance at beginning of period	158,058	167,848	170,682
Net issuances of restricted stock	2,240	1,297	1,702
Repurchases of common stock	(11,000)	(13,835)	(11,242)
Exercises of stock options	1,645	2,748	6,706
Balance at end of period	150,943	158,058	167,848
COMMON STOCK—PAR VALUE:			
Balance at beginning of period	$ 158	$ 168	$ 171
Net issuances of restricted stock	2	1	2
Repurchases of common stock	(11)	(14)	(12)
Exercises of stock options	2	3	7
Balance at end of period	$ 151	$ 158	$ 168
CAPITAL SURPLUS:			
Balance at beginning of period	$ 915,038	$ 1,003,926	$ 875,843
Net issuances of restricted stock at par value	(2)	(1)	(2)
Repurchases of common stock—excess over par value	(63,913)	(225,641)	(14,980)
Exercises of stock options—excess over par value	27,478	52,383	105,366
Stock-based compensation expense—restricted stock and stock units	63,571	53,830	40,835
Stock-based compensation expense—stock options	5,109	9,229	17,628
Tax impact of equity incentive plans	2,193	21,312	65,414
Reclassification of deferred compensation	—	—	(86,178)
Balance at end of period	$ 949,474	$ 915,038	$ 1,003,926
DEFERRED COMPENSATION:			
Balance at beginning of period	$ —	$ —	$ (86,178)
Reclassification of deferred compensation	—	—	86,178
Balance at end of period	$ —	$ —	$ —
ACCUMULATED OTHER COMPREHENSIVE INCOME:			
Balance at beginning of period	$ 68,853	$ 38,577	$ 24,987
Translation adjustments, net of tax	(34,590)	30,276	13,590
Balance at end of period	$ 34,263	$ 68,853	$ 38,577
RETAINED EARNINGS:			
Balance at beginning of period	$ —	$ —	$ 156,050
Cumulative impact from adoption of FASB Interpretation No. 48	—	(1,709)	—
Repurchases of common stock—excess over par value	(181,573)	(228,983)	(384,825)
Cash dividends ($.44 per share, $.40 per share and $.32 per share)	(68,608)	(65,520)	(54,403)
Net income	250,181	296,212	283,178
Balance at end of period	$ —	$ —	$ —
COMPREHENSIVE INCOME:			
Net income	$ 250,181	$ 296,212	$ 283,178
Translation adjustments, net of tax	(34,590)	30,276	13,590
Total comprehensive income	$ 215,591	$ 326,488	$ 296,768

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

YEARS ENDED DECEMBER 31,	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 250,181	$ 296,212	$ 283,178
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	2,617	2,594	851
Depreciation expense	70,593	68,847	60,234
Stock-based compensation expense—restricted stock and stock units	63,571	53,830	40,835
Stock-based compensation expense—stock options	5,109	9,229	17,628
Excess tax benefits from stock-based compensation	(3,688)	(14,690)	(49,929)
Provision for deferred income taxes	(6,043)	(7,242)	(19,318)
Provision for doubtful accounts	18,137	11,359	7,585
Changes in assets and liabilities, net of effects of acquisitions:			
Decrease (increase) in accounts receivable	67,283	(54,723)	(75,442)
(Decrease) increase in accounts payable, accrued expenses, accrued payroll costs and retirement obligations	(5,238)	26,944	49,542
(Decrease) increase in income taxes payable	(12,941)	28,839	66,166
Change in other assets, net of change in other liabilities	(2,456)	(9,975)	(5,112)
Net cash flows provided by operating activities	447,125	411,224	376,218
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of goodwill and other intangible assets and other assets	(272)	(19,524)	(11,958)
Capital expenditures	(73,413)	(83,777)	(80,446)
Increase in trusts for employee benefits and retirement plans	(21,116)	(12,949)	(3,618)
Net cash flows used in investing activities	(94,801)	(116,250)	(96,022)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchases of common stock	(245,497)	(452,944)	(399,817)
Cash dividends paid	(68,608)	(65,520)	(54,403)
Decrease in notes payable and other indebtedness	(1,980)	(352)	(348)
Excess tax benefits from stock-based compensation	3,688	14,690	49,929
Proceeds from exercises of stock options	27,480	52,386	105,373
Net cash flows used in financing activities	(284,917)	(451,740)	(299,266)
Effect of exchange rate changes on cash and cash equivalents	(22,651)	19,287	8,191
Net increase (decrease) in cash and cash equivalents	44,756	(137,479)	(10,879)
Cash and cash equivalents at beginning of period	310,000	447,479	458,358
Cash and cash equivalents at end of period	$ 354,756	$ 310,000	$ 447,479
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 485	$ 505	$ 537
Income taxes, net of refunds	$ 192,205	$ 165,866	$ 131,769
Purchase of goodwill and other intangible assets and other assets:			
Assets acquired			
Goodwill and other intangible assets	$ 272	$ 16,917	$ 13,970
Other assets	—	3,002	4,051
Liabilities incurred			
Notes payable and other contracts	—	—	(1,524)
Other liabilities	—	(395)	(4,539)
Cash paid, net of cash acquired	$ 272	$ 19,524	$ 11,958
Non-cash items:			
Stock repurchases awaiting settlement	$ —	$ 1,694	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS. Robert Half International Inc. (the "Company") provides specialized staffing and risk consulting services through such divisions as *Accountemps®*, *Robert Half® Finance & Accounting*, *OfficeTeam®*, *Robert Half® Technology*, *Robert Half® Management Resources*, *Robert Half® Legal*, *The Creative Group®*, and *Protiviti®*. The Company, through its *Accountemps*, *Robert Half Finance & Accounting*, and *Robert Half Management Resources* divisions, is a specialized provider of temporary, full-time, and project professionals in the fields of accounting and finance. *OfficeTeam* specializes in highly skilled temporary administrative support personnel. *Robert Half Technology* provides information technology professionals. *Robert Half Legal* provides temporary, project, and full-time staffing of attorneys and specialized support personnel within law firms and corporate legal departments. *The Creative Group* provides project staffing in the advertising, marketing, and web design fields. *Protiviti* provides business consulting and internal audit services, and is a wholly-owned subsidiary of the Company. Revenues are predominantly derived from specialized staffing services. The Company operates in North America, South America, Europe, Asia and Australia. The Company is a Delaware corporation.

BASIS OF PRESENTATION. The Consolidated Financial Statements ("Financial Statements") of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC").

PRINCIPLES OF CONSOLIDATION. The Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany balances have been eliminated.

USE OF ESTIMATES. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2008, such estimates included allowances for uncollectible accounts receivable, workers' compensation losses and income and other taxes.

REVENUE RECOGNITION. The Company derives its revenues from three segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. Net service revenues as presented on the Consolidated Statements of Operations represent services rendered to customers less sales adjustments and allowances. Reimbursements, including those related to travel and out-of-pocket expenses, are also included in net service revenues, and equivalent amounts of reimbursable expenses are included in direct costs of services. The Company records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified employees, (ii) has the discretion to select the employees and establish their price and duties and (iii) bears the risk for services that are not fully paid for by customers.

Temporary and consultant staffing revenues—Temporary and consultant staffing revenues are recognized when the services are rendered by the Company's temporary employees. Employees placed on temporary assignment by the Company are the Company's legal employees while they are working on assignments. The Company pays all related costs of employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company assumes the risk of acceptability of its employees to its customers.

Permanent placement staffing revenues — Permanent placement staffing revenues are recognized when employment candidates accept offers of permanent employment. The Company has a substantial history of estimating the effect of permanent placement candidates who do not remain with its clients through the 90-day guarantee period. Allowances are established to estimate these losses. Fees to clients are generally calculated as a percentage of the new employee's annual compensation. No fees for permanent placement services are charged to employment candidates.

Risk consulting and internal audit revenues — Risk consulting and internal audit services are generally provided on a time-and-material basis or fixed-fee basis. Revenues earned under time-and-material arrangements are recognized as services are provided. Revenues on fixed-fee arrangements are recognized using a proportional performance method as hours are incurred relative to total estimated hours for the engagement. The Company periodically evaluates the need to provide for any losses on these projects, and losses are recognized when it is probable that a loss will be incurred.

COSTS OF SERVICES. Direct costs of temporary and consultant staffing services consist of payroll, payroll taxes and insurance costs for the Company's temporary employees, as well as reimbursable expenses. Direct costs of permanent placement staffing services consist of reimbursable expenses. Risk consulting and internal audit costs of services include professional staff payroll, payroll taxes and insurance costs, as well as reimbursable expenses.

ADVERTISING COSTS. The Company expenses all advertising costs as incurred. Advertising expense totaled $50.2 million, $59.2 million and $52.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

COMPREHENSIVE INCOME. Comprehensive income includes net income and certain other items that are recorded directly to Stockholders' Equity. The Company's only source of other comprehensive income is foreign currency translation adjustments.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents.

GOODWILL AND INTANGIBLE ASSETS. Intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment analysis during each of the three years ended December 31, 2008, and determined that no adjustment to the carrying value of goodwill was required.

INCOME TAX ASSETS AND LIABILITIES. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

WORKERS' COMPENSATION. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for Incurred But Not Reported ("IBNR") claims and for the ongoing development of existing claims.

The accrual for IBNR claims and for the ongoing development of existing claims in each reporting period includes estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

FOREIGN CURRENCY TRANSLATION. The results of operations of the Company's foreign subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's foreign subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of selling, general and administrative expenses in the Consolidated Statements of Operations, and have not been material for all periods presented.

STOCK-BASED COMPENSATION. Under various stock plans, officers, employees and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche. The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

No stock appreciation rights have been granted under the Company's existing stock plans.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the following useful lives:

Computer hardware	2 to 3 years
Computer software	2 to 5 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease, 5 years maximum

INTERNAL-USE SOFTWARE. The Company capitalizes direct costs incurred in the development of internal-use software. Amounts capitalized are reported as a component of computer software within property and equipment. The Company capitalized approximately $16.2 million, $13.3 million and $8.3 million of internal-use software development costs for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE B — NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 141(R) to have a material effect on its Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained, noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material effect on its Financial Statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. Subsequently in February 2008, the FASB issued FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for non-financial assets and liabilities, except for items that are recognized and disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The implementation of SFAS 157 for financial assets and liabilities, effective January 1, 2008, did not impact the Company's consolidated Financial Statements. The Company does not expect the adoption of SFAS 157 for non-financial assets and liabilities to have a material effect on its Financial Statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 expands quarterly disclosure requirements included in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), about an entity's derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have a material effect on its Financial Statements.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material effect on its Financial Statements.

NOTE C — DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS

Deferred income taxes and other current assets consisted of the following (in thousands):

DECEMBER 31,	2008	2007
Deferred income taxes	$ 61,955	$ 55,522
Deposits in trusts for employee benefits and retirement plans	72,295	51,179
Other	59,085	49,768
	$ 193,335	$ 156,469

NOTE D — GOODWILL AND OTHER INTANGIBLE ASSETS, NET

The following table sets forth the activity in goodwill and other intangible assets from December 31, 2006 through December 31, 2008 (in thousands):

	GOODWILL	OTHER INTANGIBLE ASSETS	TOTAL
Balance as of December 31, 2006	$ 177,125	$ 1,540	$ 178,665
Purchase of intangible assets	11,817	5,100	16,917
Translation adjustments	2,126	29	2,155
Amortization of intangible assets	—	(2,594)	(2,594)
Balance as of December 31, 2007	191,068	4,075	195,143
Purchase of intangible assets	—	272	272
Translation adjustments	(3,538)	122	(3,416)
Amortization of intangible assets	—	(2,617)	(2,617)
Balance as of December 31, 2008	$ 187,530	$ 1,852	$ 189,382

The estimated remaining amortization expense is $1.5 million for 2009 and $0.4 million for 2010.

NOTE E — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following (in thousands):

DECEMBER 31,	2008	2007
Computer hardware	$ 161,696	$ 151,924
Computer software	259,790	243,216
Furniture and equipment	129,628	129,103
Leasehold improvements	121,861	113,654
Other	16,112	16,089
Property and equipment, cost	689,087	653,986
Accumulated depreciation	(543,388)	(501,675)
Property and equipment, net	$ 145,699	$ 152,311

NOTE F — ACCRUED PAYROLL COSTS AND RETIREMENT OBLIGATIONS

Accrued payroll costs and retirement obligations consisted of the following (in thousands):

DECEMBER 31,	2008	2007
Payroll and benefits	$ 170,123	$ 195,383
Employee retirement obligations	69,868	64,049
Workers' compensation	29,630	28,996
Payroll taxes	31,481	34,836
	$ 301,102	$ 323,264

Included in employee retirement obligations is $61 million at December 31, 2008, and $57 million at December 31, 2007, related to the Company's Chief Executive Officer for a deferred compensation plan and other benefits.

NOTE G — NOTES PAYABLE AND OTHER INDEBTEDNESS

The Company issued promissory notes as well as other forms of indebtedness in connection with certain acquisitions and other payment obligations. These are due in varying installments, carry varying interest rates and, in aggregate, amounted to $2.0 million at December 31, 2008 and $4.1 million at December 31, 2007. At December 31, 2008, $2.0 million of the notes were collateralized by a standby letter of credit. The following table shows the schedule of maturities for notes payable and other indebtedness at December 31, 2008 (in thousands):

2009	$ 105
2010	113
2011	123
2012	111
2013	117
Thereafter	1,428
	$ 1,997

At December 31, 2008, the notes carried fixed rates and the weighted average interest rate for the above was approximately 9.0%, 6.5% and 6.9% for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company has an uncommitted letter of credit facility ("the facility") of up to $35.0 million, which is available to cover the issuance of debt support standby letters of credit. The Company had used $24.7 million in debt support standby letters of credit as of December 31, 2008, and $23.1 million as of December 31, 2007. Of the debt support standby letters of credit outstanding, $22.7 million as of December 31, 2008, and $21.0 million as of December 31, 2007, satisfies workers' compensation insurer's collateral requirements. There is a service fee of 1.0% on the used portion of the facility. The facility is subject to certain financial covenants and expires on August 31, 2009.

NOTE H — INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 2008, 2007 and 2006, consisted of the following (in thousands):

YEARS ENDED DECEMBER 31,	2008	2007	2006
Current:			
Federal	$ 97,262	$ 144,520	$ 148,926
State	28,046	31,448	32,329
Foreign	49,830	25,466	21,087
Deferred:			
Federal and state	(6,569)	(6,599)	(19,096)
Foreign	526	(643)	(222)
	$ 169,095	$ 194,192	$ 183,024

Income before the provision for income taxes for the years ended December 31, 2008, 2007 and 2006, consisted of the following (in thousands):

YEARS ENDED DECEMBER 31,	2008	2007	2006
Domestic	$ 337,402	$ 439,015	$ 423,312
Foreign	81,874	51,389	42,890
	$ 419,276	$ 490,404	$ 466,202

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

YEARS ENDED DECEMBER 31,	2008	2007	2006
Federal U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.4	4.3	4.2
Tax-free interest income	(0.2)	(0.3)	(0.5)
Non-deductible expenses	0.9	0.5	0.4
Non-U.S. income taxed at different rates, net of foreign tax credits	(0.1)	0.5	0.1
Federal tax credits	(0.4)	(0.3)	—
Other, net	0.7	(0.1)	0.1
Effective tax rate	40.3%	39.6%	39.3%

The deferred portion of the tax provision consisted of the following (in thousands):

YEARS ENDED DECEMBER 31,	2008	2007	2006
Amortization of franchise rights	$ 824	$ 994	$ 972
Amortization of other intangibles	366	(214)	339
Accrued expenses, deducted for tax when paid	(6,398)	(8,544)	(22,154)
Capitalized costs for books, deducted for tax	7,577	6,701	3,673
Depreciation	(2,113)	(3,146)	(4,980)
Federal benefit of FIN 48 liability	831	(3,242)	—
Foreign tax credit carryforwards	(5,434)	—	—
Other, net	(1,696)	209	2,832
	$ (6,043)	$ (7,242)	$ (19,318)

The deferred income tax amounts included on the Consolidated Statements of Financial Position are comprised of the following (in thousands):

DECEMBER 31,	2008	2007
Current deferred income tax assets, net	$ 61,955	$ 55,522
Long-term deferred income tax assets, net	43,870	43,206
	$ 105,825	$ 98,728

The components of the deferred income tax amounts at December 31, 2008 and 2007, were as follows (in thousands):

DECEMBER 31,	2008	2007
Deferred Income Tax Assets		
Provision for bad debts	$ 11,521	$ 7,191
Employee retirement and other benefit obligations	44,733	48,219
Workers' compensation	10,404	9,245
Deferred compensation	28,567	23,979
Credits and net operating loss carryforwards	33,330	23,892
Property and equipment basis differences	—	2,497
Other	15,491	15,773
Total deferred income tax assets	144,046	130,796
Deferred Income Tax Liabilities		
Amortization of intangible assets	(16,124)	(14,935)
Property and equipment basis differences	(2,718)	—
Other	(4,801)	(4,434)
Total deferred income tax liabilities	(23,643)	(19,369)
Valuation allowance	(14,578)	(12,699)
Total deferred income tax assets, net	$ 105,825	$ 98,728

The Company has net operating loss carryforwards in a number of states. The tax benefit of these net operating losses is $0.5 million. These state net operating losses expire in 2009 and later. The Company has net operating loss carryforwards in foreign countries. The tax benefit of these net operating losses is $14.6 million. These net operating losses expire in 2009 and later.

The Company has not provided deferred income taxes or foreign withholding taxes on $6.5 million and $4.8 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2008 and 2007, respectively, since the Company intends to reinvest these earnings indefinitely. The U.S. tax impact upon repatriation, net of foreign tax credits, would be $0.7 million and $0.4 million for the years ended December 31, 2008 and 2007, respectively.

The Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The following table reconciles the total amounts of gross unrecognized tax benefits from January 1, 2007 to December 31, 2008 (in thousands):

DECEMBER 31,	2008	2007
Balance at beginning of period	$ 5,783	$ 8,088
Gross increases—tax positions in prior years	15,144	523
Gross decreases—tax positions in prior years	(332)	(1,465)
Gross increases—tax positions in current year	493	122
Settlements	(543)	(1,450)
Lapse of statute of limitations	(60)	(35)
Balance at end of period	$ 20,485	$ 5,783

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $2.9 million and $4.2 million for 2008 and 2007, respectively.

The Company's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The total amount of interest and penalties accrued as of December 31, 2008 and 2007, is $7.9 million and $4.9 million, respectively, including $3.1 million and $1.9 million, respectively, that was accrued during the year.

The Company believes it is reasonably possible that the settlement of certain tax uncertainties could occur within the next twelve months; accordingly, $18.4 million and $3.5 million of the unrecognized gross tax benefit has been classified as a current liability as of December 31, 2008 and 2007, respectively. This amount primarily represents unrecognized tax benefits comprised of items related to assessed state income tax audits, as well as state, U.S. and Canadian federal settlement negotiations currently in progress.

The Company's major income tax jurisdictions are the United States and Canada. For U.S. federal income tax, the Company remains subject to examination for 2002 and subsequent years. For major U.S. states, with few exceptions, the Company remains subject to examination for 2000 and subsequent years. For Canada, the Company remains subject to examination for 2002 and subsequent years.

NOTE I — COMMITMENTS AND CONTINGENCIES

Rental expense, primarily for office premises, amounted to $108.8 million, $95.8 million and $83.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. The approximate minimum rental commitments for 2009 and thereafter under non-cancelable leases in effect at December 31, 2008 were as follows (in thousands):

2009	$ 109,281
2010	101,084
2011	75,467
2012	57,827
2013	37,324
Thereafter	127,577
	$ 508,560

Additionally, as of December 31, 2008, the Company had future purchase commitments of approximately $20 million over the next three years primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements.

On September 10, 2004, Plaintiff Mark Laffitte, on behalf of himself and a putative class of salaried Account Executives and Staffing Managers, filed a complaint in California Superior Court naming the Company and three of its wholly owned subsidiaries as Defendants. The complaint alleges that salaried Account Executives and Staffing Managers based in California have been misclassified under California law as exempt employees and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt hourly employees. In addition, the Plaintiff seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged misclassification of these employees as exempt employees. On September 18, 2006, the Court issued an order certifying a class with respect to claims for alleged unpaid overtime pay but denied certification with respect to claims relating to meal periods and rest time breaks. On August 15, 2008, the Court stayed the litigation pending the California Supreme Court's ruling in another case unrelated to the Company titled *Harris v. Superior Court*. The ruling in such case may have a material adverse bearing on the Company's position in this litigation. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the litigation.

On May 4, 2006, Plaintiff Don Tran, on behalf of himself and a putative class of salaried Consultants and Senior Consultants, and a sub-class of terminated salaried Consultants and Senior Consultants, filed a complaint in California Superior Court naming Protiviti Inc., a wholly owned subsidiary of the Company ("Protiviti"), as Defendant. The complaint alleges that salaried consultants based in California have been misclassified under California law as exempt employees and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt, hourly employees. Plaintiff also seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged misclassification of these employees as exempt employees. The complaint further seeks damages and penalties for the failure to provide meal and rest periods, and for the failure to reimburse business expenses, including, without limitation, parking and cellular telephone expenses. On February 28, 2008, the Court allowed Plaintiff to amend the complaint to name as class representatives two additional former Protiviti Consultants, who had worked for Protiviti's "Internal Audit" business line. Plaintiff Tran had worked for Protiviti's "Technology Risk" business line. On April 3, 2008, Plaintiffs agreed in open court to dismiss their claim for failure to reimburse business expenses. Plaintiffs filed a motion to certify the class on May 12, 2008 and Protiviti filed a motion to strike the class allegations on the same date. On December 18, 2008, the Court ruled that it would certify two classes, one of California Consultants and another of California Senior Consultants, on the overtime pay claims. The Court also ruled that it would deny certification, without prejudice, on the claims for alleged unpaid meal and rest breaks. Further, it ruled that the Plaintiffs must submit a detailed trial plan, which the Court may use to revisit the class certification issue. The class has not yet been given notice of the action or the ruling. On February 6, 2009 the Court issued its order certifying the two classes described above on the overtime pay claims. A ruling in the unrelated *Harris* case referenced in the first paragraph of this Item 3 may have a material adverse bearing on Protiviti's position in this litigation. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. Protiviti believes it has meritorious defenses to the allegations, and Protiviti intends to continue to vigorously defend against the litigation.

On September 24, 2007, Plaintiff Van Williamson, on behalf of himself and a putative class of salaried Account Executives and Staffing Managers, filed a complaint in California Superior Court naming the Company and three of its wholly owned subsidiaries as Defendants. The complaint alleges that salaried Account Executives and Staffing Managers based in California were not provided meal periods, paid rest periods, and accurate itemized wage statements. It seeks one hour of wages for each employee for each meal and rest period missed during the statutory liability period. It also seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged failure to provide the meal and rest periods and accurate itemized wage statements. The allegations in the complaint are substantially similar to the allegations included in the complaint filed by Mark Laffitte described above. On August 28, 2008, the Court stayed the litigation pending the California Supreme Court's decision on whether to review a case unrelated to the Company titled *Brinker Restaurant Corp. v. Superior Court*. On October 22, 2008, the California Supreme Court granted such review. The Plaintiffs and Defendants in the current action are scheduled to review the stay with the Court on February 26, 2009. A ruling in the unrelated *Harris* case referenced in the first paragraph of this Note I and/or the *Brinker* case referenced above may have a material adverse bearing on the Company's position in this litigation. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the litigation.

On September 16, 2008, Plaintiff Donald R. Green, on behalf of himself and a putative class of all temporary staffing employees in California, filed a complaint in California Superior Court naming the Company and one of its wholly owned subsidiaries as Defendants. The complaint alleges that temporary employees in California were improperly denied expense reimbursement and wages for time purportedly spent preparing for interviews, and traveling to and attending interviews with, alleged clients of Defendants. Plaintiff seeks penalties and equitable and legal remedies under Section 17200 of the California Business and Professions Code and Sections 1194 and 2802 of the California Labor Code. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to vigorously defend against the litigation.

The Company's Form 10-Q for the quarter ended September 30, 2008 and the Company's Form 10-K for the year ended December 31, 2007 contained disclosure regarding a complaint filed against the Company and three of its wholly owned subsidiaries on August 9, 2005, by Plaintiff Lizette Greene, on behalf of herself and a putative class of salaried "inside sales persons." On February 11, 2009, the Court dismissed this case.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

Legal costs associated with the resolution of claims, lawsuits and other contingencies are expensed as incurred.

NOTE J — STOCKHOLDERS' EQUITY

STOCK REPURCHASE PROGRAM. As of December 31, 2008, the Company is authorized to repurchase, from time to time, up to 9.8 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2008, 2007 and 2006, the Company repurchased approximately 9.4 million shares, 12.2 million shares and 7.9 million shares of common stock on the open market for a total cost of $203 million, $397 million and $273 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of exercise price and applicable statutory withholding taxes. During the years ended December 31, 2008, 2007 and 2006, such repurchases totaled approximately 1.6 million shares, 1.6 million shares and 3.3 million shares at a cost of $42 million, $58 million and $127 million, respectively. Repurchases of shares have been funded with cash generated from operations.

Repurchases of shares are applied first to the extent of retained earnings and any remaining amounts are applied to capital surplus. As a result, the Company had no retained earnings as of December 31, 2008.

The repurchased shares are held in treasury and are presented as if constructively retired. Treasury stock is accounted for using the cost method. Treasury stock activity for each of the three years ended December 31, 2008 (consisting of stock option exercises and the purchase of shares for the treasury) is presented in the Consolidated Statements of Stockholders' Equity.

NOTE K — STOCK PLANS

Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Grants have been made at the discretion of the Committees of the Board of Directors. Grants generally vest over four years. Shares offered under the plan are authorized but unissued shares or treasury shares.

Options currently outstanding under the plans have an exercise price equal to the fair market value of the Company's common stock at the date of grant and consist of non-statutory stock options under the Internal Revenue Code, and generally have a term of 10 years.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant, and receive all dividends with respect to such shares, whether or not the shares have vested. Recipients of stock units do not pay any cash consideration for the units, do not have the right to vote, and do not receive dividends with respect to such units. Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche.

Stock-based compensation expense recognized in the Company's Financial Statements for the years ended December 31, 2008, 2007 and 2006, included compensation expense for stock options, which includes grants made prior to, but not yet vested as of December 31, 2005, as well as stock options granted subsequent to December 31, 2005.

SFAS 123(R) requires that excess tax benefits be recognized as an addition to capital surplus and that unrealized tax benefits be recognized as income tax expense unless there are excess tax benefits from previous equity awards to which it can be offset. The Company calculates the amount of eligible excess tax benefits that are available to offset future tax shortfalls in accordance with the long-form method described in paragraph 81 of SFAS 123(R).

Under both SFAS 123 and SFAS 123(R), the Company determines the fair value of stock options using the Black-Scholes valuation model. Under SFAS 123, the Company estimated forfeitures. SFAS 123(R) requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

No stock options were granted during the years ended December 31, 2008 or 2007. During the year ended December 31, 2006, the Company granted stock options on 0.2 million shares. The assumptions utilized in the Black-Scholes valuation model for these stock options included expected dividend yield of .99%, expected volatility of 38.5%, risk-free interest rate of 4.9% and an expected life of 4.7 years.

The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur, as previously permitted. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

SFAS 123(R) no longer requires the recognition of deferred compensation upon grant of restricted stock. On January 1, 2006, deferred compensation related to awards issued prior to the adoption of SFAS 123(R) was reduced to zero with a corresponding decrease to capital surplus. In addition, SFAS 123(R) requires the Company to reflect the tax savings resulting from tax deductions in excess of expense reflected in its Financial Statements as a financing cash flow, which will impact the Company's future reported cash flows from operating activities.

Stock-based compensation expense related to stock options under SFAS 123(R) for the years ended December 31, 2008, 2007 and 2006, was $5.1 million, $9.2 million and $17.6 million, respectively. As of December 31, 2008, 2007 and 2006, total unrecognized compensation cost, net of estimated forfeitures, was $0.6 million, $4.7 million and $13.1 million, respectively, related to stock options and $100.4 million, $100.6 million and $78.9 million, respectively, related to restricted stock and stock units. The unrecognized compensation cost is expected to be recognized over the next 4 years.

The following table reflects activity under all stock plans from December 31, 2005 through December 31, 2008, and the weighted average exercise prices (in thousands, except per share amounts):

	RESTRICTED STOCK PLANS		STOCK OPTION PLANS	
	Number of Shares/ Units	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2005	3,848	$ 26.32	20,973	$ 18.77
Granted	1,953	$ 35.69	207	$ 32.36
Exercised	—	—	(6,706)	$ 15.71
Restrictions lapsed	(1,152)	$ 23.57	—	—
Forfeited	(120)	$ 31.78	(281)	$ 25.04
Outstanding, December 31, 2006	4,529	$ 30.92	14,193	$ 20.29
Granted	1,688	$ 37.50	—	—
Exercised	—	—	(2,748)	$ 19.06
Restrictions lapsed	(1,659)	$ 29.36	—	—
Forfeited	(180)	$ 34.89	(169)	$ 26.10
Outstanding, December 31, 2007	4,378	$ 33.88	11,276	$ 20.51
Granted	2,754	$ 26.60	—	—
Exercised	—	—	(1,645)	$ 16.71
Restrictions lapsed	(1,847)	$ 31.08	—	—
Forfeited	(283)	$ 32.20	(453)	$ 24.61
Outstanding, December 31, 2008	5,002	$ 31.00	9,178	$ 20.98

The total pre-tax intrinsic value of stock options exercised during the years ended December 31, 2008, 2007 and 2006, was $16.5 million, $45.3 million and $150.9 million, respectively. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006, was $44.0 million, $60.9 million and $42.8 million, respectively.

The following table summarizes information about options outstanding as of December 31, 2008 (in thousands, except number of years and per share amounts):

	OPTIONS OUTSTANDING				OPTIONS EXERCISABLE			
Range of Exercise Prices	Number Outstanding as of December 31, 2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable as of December 31, 2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$10.41 to $16.11	1,956	1.82	$ 14.26	$ 12,831	1,956	1.80	$ 14.26	$ 12,831
$16.28 to $21.00	1,848	3.88	$ 17.33	6,454	1,848	3.82	$ 17.33	6,454
$21.17 to $22.56	2,199	2.87	$ 22.13	—	2,199	2.86	$ 22.13	—
$22.70 to $26.13	1,865	4.40	$ 24.76	—	1,853	4.29	$ 24.76	—
$26.38 to $34.75	1,310	5.11	$ 28.87	—	1,182	4.77	$ 28.55	—
	9,178	3.48	$ 20.98	$ 19,285	9,038	3.37	$ 20.82	$ 19,285

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $20.82 as of December 31, 2008, which would have been received by the option holders had they exercised their in-the-money options as of that date.

At December 31, 2008, the total number of available shares to grant under the plans (consisting of either restricted stock, stock units, stock appreciation rights or options to purchase common stock) was approximately 12.4 million. Of the 9.2 million options outstanding at December 31, 2008, 9.0 million options were exercisable with a weighted average exercise price of $20.82, and 0.2 million options were not exercisable with a weighted average exercise price of $31.32.

NOTE L — NET INCOME PER SHARE

The calculation of net income per share for the three years ended December 31, 2008 is reflected in the following table (in thousands, except per share amounts):

YEARS ENDED DECEMBER 31,	2008	2007	2006
Net Income	$ 250,181	$ 296,212	$ 283,178
Basic:			
Weighted average shares	151,607	159,767	166,003
Diluted:			
Weighted average shares	151,607	159,767	166,003
Potentially dilutive shares	1,682	3,712	5,709
Diluted shares	153,289	163,479	171,712
Net Income Per Share:			
Basic	$ 1.65	$ 1.85	$ 1.71
Diluted	$ 1.63	$ 1.81	$ 1.65

The weighted average diluted common shares outstanding for the years ended December 31, 2008, 2007 and 2006, excludes the effect of 7.5 million, 0.3 million and 0.2 million anti-dilutive options, restricted stock and stock units, respectively. Employee stock options will have a dilutive effect under the treasury method only when the respective period's average market value of the Company's common stock exceeds the exercise proceeds. Under the treasury method, exercise proceeds include the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in capital surplus, if the options were exercised and the restricted stock and stock units had vested. The computation of potentially dilutive shares also included unvested restricted stock and stock units.

NOTE M — BUSINESS SEGMENTS

The Company, which aggregates its operating segments based on the nature of services, has three reportable segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. The temporary and consultant segment provides specialized staffing in the accounting and finance, administrative and office, information technology, legal, advertising, marketing and web design fields. The permanent placement segment provides full-time personnel in the accounting, finance, administrative and office, and information technology fields. The risk consulting segment provides business and technology risk consulting and internal audit services.

The accounting policies of the segments are set forth in Note A—Summary of Significant Accounting Policies. The Company evaluates performance based on income or loss from operations before net interest income, intangible amortization expense, and income taxes.

The following table provides a reconciliation of revenue and operating income by reportable segment to consolidated results (in thousands):

YEARS ENDED DECEMBER 31,	2008	2007	2006
Net service revenues			
Temporary and consultant staffing	$ 3,626,183	$ 3,649,274	$ 3,133,886
Permanent placement staffing	427,499	444,090	336,250
Risk consulting and internal audit services	546,872	552,302	543,410
	$ 4,600,554	$ 4,645,666	$ 4,013,546
Operating income			
Temporary and consultant staffing	$ 348,963	$ 372,892	$ 314,754
Permanent placement staffing	60,482	86,109	74,757
Risk consulting and internal audit services	7,287	20,870	60,790
	416,732	479,871	450,301
Amortization of intangible assets	2,617	2,594	851
Interest income, net	(5,161)	(13,127)	(16,752)
Income before income taxes	$ 419,276	$ 490,404	$ 466,202

The Company does not report total assets by segment. The following tables represents identifiable assets by business segment (in thousands):

DECEMBER 31,	2008	2007
Accounts receivable		
Temporary and consultant staffing	$ 348,946	$ 426,731
Permanent placement staffing	58,538	77,352
Risk consulting and internal audit services	111,541	117,550
	$ 519,025	$ 621,633

The Company operates internationally, with operations in North America, South America, Europe, Asia and Australia. The following tables represent revenues and long-lived assets by geographic location (in thousands):

YEARS ENDED DECEMBER 31,	2008	2007	2006
Net service revenues			
Domestic	$ 3,278,594	$ 3,509,299	$ 3,169,509
Foreign	1,321,960	1,136,367	844,037
	$ 4,600,554	$ 4,645,666	$ 4,013,546

DECEMBER 31,	2008	2007	2006
Assets, long-lived			
Domestic	$ 113,474	$ 121,034	$ 107,661
Foreign	32,225	31,277	24,420
	$ 145,699	$ 152,311	$ 132,081

NOTE N — QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tabulation shows certain quarterly financial data for 2008 and 2007 (in thousands, except per share amounts):

	QUARTER				
2008	1	2	3	4	Year Ended December 31,
Net service revenues	$ 1,225,990	$ 1,224,641	$ 1,160,086	$ 989,837	$ 4,600,554
Gross margin	$ 510,988	$ 516,624	$ 483,573	$ 402,386	$ 1,913,571
Income before income taxes	$ 117,930	$ 124,119	$ 110,153	$ 67,074	$ 419,276
Net income	$ 70,784	$ 74,568	$ 65,821	$ 39,008	$ 250,181
Basic net income per share	$ .46	$ .49	$ .44	$ .26	$ 1.65
Diluted net income per share	$ .45	$ .48	$ .43	$ .26	$ 1.63

	QUARTER				
2007	1	2	3	4	Year Ended December 31,
Net service revenues	$ 1,097,425	$ 1,149,128	$ 1,179,045	$ 1,220,068	$ 4,645,666
Gross margin	$ 460,729	$ 492,685	$ 500,793	$ 523,621	$ 1,977,828
Income before income taxes	$ 116,093	$ 120,304	$ 122,139	$ 131,868	$ 490,404
Net income	$ 70,707	$ 72,726	$ 73,963	$ 78,816	$ 296,212
Basic net income per share	$ .43	$ .45	$ .47	$ .51	$ 1.85
Diluted net income per share	$ .42	$ .44	$ .46	$ .50	$ 1.81

NOTE O — SUBSEQUENT EVENTS

On February 12, 2009, the Company announced a quarterly dividend of $.12 per share to be paid to all shareholders of record on February 25, 2009. The dividend will be paid on March 16, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Robert Half International Inc., and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Francisco, California
February 17, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, using criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

COMPARATIVE PERFORMANCE GRAPH

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate by reference this Annual Report or future filings with the Securities and Exchange Commission, in whole or in part, the following Performance Graph shall not be deemed to be incorporated by reference into any such filings. The following graph compares, through December 31, 2008, the cumulative total return of the Company's Common Stock, an index of certain publicly traded employment services companies and the S&P 500.

The graph assumes the investment of $100 at the end of 2003 and reinvestment of all dividends. The information presented in the graph was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.


Robert Half International Inc.
S&P 500 Index
Peer Group Index(a)
$200
$150
$100
$50
0
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008

(a) This index represents the cumulative total return of the Company and the following corporations providing temporary or permanent employment services: CDI Corp.; Kelly Services, Inc.; Manpower Inc.; and Spherion Corp.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Andrew S. Berwick, Jr.
President and Chief Executive Officer of Berwick–Pacific Corporation, a real estate development company

Frederick P. Furth
Senior Partner of The Furth Firm, a law firm

Edward W. Gibbons
Founder and President of Gibbons & Co., Inc., a private merchant banking firm

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer of Robert Half International

Robert J. Pace
Advisory Director of Goldman Sachs, a global investment banking and securities firm

Frederick A. Richman
Consultant to Deloitte Tax LLP

J. Stephen Schaub
President of J. S. Schaub & Co., Inc., a firm engaged in investments and financial consulting

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer of Robert Half International

---

Corporate Headquarters
2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000

Registrar and Stock Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310
(800) 676-0894
(800) 231-5469 (TDD)
(201) 680-6578 (Foreign Shareholders)
(201) 680-6610 (TDD Foreign Shareholders)
www.bnymellon.com/shareowner/isd

MANAGEMENT
EXECUTIVE OFFICERS

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer

Paul F. Gentzkow
President and Chief Operating Officer – Staffing Services

Robert W. Glass
Executive Vice President, Corporate Development

Michael Buckley
Executive Vice President, Chief Administrative Officer and Treasurer

Steven Karel
Senior Vice President, Secretary and General Counsel

OFFICERS

Reesa M. Staten
Senior Vice President, Corporate Communications

Paula Streit
Senior Vice President, Operational Finance and Accounting

Elena West
Senior Vice President, Marketing

Evelyn Crane-Oliver
Vice President and Associate General Counsel

FORM 10-K

The Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained free of charge online at www.rhi.com or upon written request to:

Secretary
Robert Half International
2884 Sand Hill Road
Menlo Park, California 94025

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "RHI". On December 31, 2008, there were 5,357 holders of record of the Common Stock.

Following is a list by fiscal quarter of the sales prices of the stock:

2008	HIGH	LOW
4th Quarter	$24.64	$14.31
3rd Quarter	$29.99	$21.96
2nd Quarter	$26.60	$22.51
1st Quarter	$28.32	$21.21

2007	HIGH	LOW
4th Quarter	$32.95	$24.41
3rd Quarter	$38.24	$28.59
2nd Quarter	$38.01	$32.78
1st Quarter	$42.21	$35.91

Cash dividends of $0.11 per share were declared and paid in each quarter of 2008. Cash dividends of $0.10 per share were declared and paid in each quarter of 2007.

NEW YORK STOCK EXCHANGE AND OTHER FILINGS

The Company submitted the Chief Executive Officer certification required by Section 303A.12(a) of the New York Stock Exchange corporate governance rules, as required, within 30 days following its 2008 Annual Meeting of Stockholders. In addition, the Company's Chief Executive Officer and Chief Financial Officer have each filed the certification required by Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Robert Half International is an Equal Opportunity Employer.


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SW-COC-002180
www.fsc.org
© 1996 Forest Stewardship Council

Cover 100# Utopia II Gloss Cover
Pages 1 to 24 are printed on 80# Utopia II Gloss Book
Balance of book is printed on 60# Grays Harbor Offset

WORLDWIDE LOCATIONS

PROFESSIONAL STAFFING SERVICES

UNITED STATES

ALABAMA
Birmingham

ARIZONA
Mesa
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Scottsdale
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ARKANSAS
Fayetteville
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PROTIVITI

UNITED STATES

ARIZONA
Phoenix

CALIFORNIA
Los Angeles
Sacramento
San Francisco
Santa Clara

COLORADO
Denver

CONNECTICUT
Stamford

FLORIDA
Fort Lauderdale
Orlando
Tampa

GEORGIA
Atlanta

ILLINOIS
Chicago

KANSAS
Kansas City

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Baltimore

MASSACHUSETTS
Boston

MINNESOTA
Minneapolis

MISSOURI
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NEW JERSEY
Woodbridge

NEW YORK
New York

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Charlotte

OHIO
Cincinnati
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OREGON
Portland

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Philadelphia
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TEXAS
Dallas
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UTAH
Salt Lake City

VIRGINIA
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Richmond
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WASHINGTON
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WISCONSIN
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INTERNATIONAL

AUSTRALIA
Brisbane
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BELGIUM
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BRAZIL
São Paulo

CANADA
Kitchener-Waterloo
Toronto

CHINA
Beijing
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Shenzhen

FRANCE
Paris

GERMANY
Düsseldorf
Frankfurt
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INDIA
Mumbai
New Delhi

ITALY
Milan
Rome
Turin

JAPAN
Osaka
Tokyo

MEXICO
Mexico City

THE NETHERLANDS
Amsterdam

SINGAPORE
Singapore

SPAIN
Madrid

SOUTH KOREA
Seoul

UNITED KINGDOM
London

As of 3/1/09

ACCOUNTEMPS®
www.accountemps.com

ROBERT HALF® FINANCE & ACCOUNTING
www.roberthalffinance.com

ROBERT HALF® MANAGEMENT RESOURCES
www.roberthalfmr.com

OFFICETEAM®
www.officeteam.com

ROBERT HALF® TECHNOLOGY
www.roberthalftechnology.com

ROBERT HALF® LEGAL
www.roberthalflegal.com

THE CREATIVE GROUP®
www.creativegroup.com

PROTIVITI®
www.protiviti.com


RHI
Robert Half International

A Global Leader in Professional Services Since 1948

www. rhi.com

2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000